8

08002469

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME City e-Solutions Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 13 2008
THOMSON REUTERS

FILE NO. 82- 03667 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

BEST AVAILABLE COPY

*OICF/BY:* dee

*DAT* : 5/12/08

ces.

City e-Solutions Limited

ANNUAL REPORT 2007

To invest in businesses with high growth potential so as to increase shareholder value.

## CONTENTS


2007
2006
total assets
HK$'000
748,723
722,621
total share capital and reserves
HK$'000
662,554
668,920
profit attributable to shareholders
HK$'000
14,091
90,152
profit before taxation
HK$'000
18,695
74,581
turnover
HK$'000
105,254
79,010

| | 2007 | 2006 |
|---|---|---|
| net tangible assets per share (HK$) | $1.63 | $1.75 |
| earnings per share (HK cents) | 3.68 cents | 23.53 cents |

## PROFIT AND LOSS ACCOUNT

| | The Group | | | | |
|---|---|---|---|---|---|
| | 2007<br>HK$'000 | 2006<br>HK$'000 | 2005<br>HK$'000 | 2004<br>HK$'000 | 2003<br>HK$'000 |
| Turnover | 105,254 | 79,010 | 84,518 | 72,147 | 84,863 |
| Profit before taxation | 18,695 | 74,581 | 7,370 | 27,354 | 33,605 |
| Income tax | (2,488) | 20,871 | – | 15 | – |
| Profit for the year | 16,207 | 95,452 | 7,370 | 27,369 | 33,605 |
| Attributable to: | | | | | |
| Equity shareholders of the Company | 14,091 | 90,152 | 5,392 | 26,519 | 33,106 |
| Minority interests | 2,116 | 5,300 | 1,978 | 850 | 499 |
| Profit for the year | 16,207 | 95,452 | 7,370 | 27,369 | 33,605 |
| Dividends payable to equity shareholders of the Company attributable to the year: Final Dividend Proposed after the balance Sheet Date | 11,494 | 22,988 | 11,494 | 11,494 | 11,494 |
| Basic earnings per share (HK cents) | 3.68 | 23.53 | 1.41 | 6.92 | 8.64 |

## BALANCE SHEETS

| | The Group | | | | |
|---|---|---|---|---|---|
| | 2007<br>HK$'000 | 2006<br>HK$'000 | 2005<br>HK$'000 | 2004<br>HK$'000 | 2003<br>HK$'000 |
| Plant and equipment | 7,626 | 6,587 | 4,785 | 3,346 | 5,255 |
| Intangible assets | 39,032 | 302 | 343 | 407 | 473 |
| Interest in associate | 10,045 | – | – | – | – |
| Deferred tax assets | 17,906 | 21,083 | – | – | – |
| Current assets | 674,114 | 694,649 | 637,290 | 643,772 | 623,745 |
| **Total Assets** | **748,723** | **722,621** | **642,418** | **647,525** | **629,473** |
| Current Liabilities | (50,509) | (20,271) | (24,596) | (25,248) | (23,408) |
| **Total Assets less Current Liabilities** | **698,214** | **702,350** | **617,822** | **622,277** | **606,065** |
| **Net Assets** | **698,214** | **702,350** | **617,822** | **622,277** | **606,065** |
| **Capital and Reserves** | | | | | |
| Share capital | 383,126 | 383,126 | 383,126 | 383,126 | 383,126 |
| Reserves | 279,428 | 285,794 | 206,655 | 213,038 | 197,727 |
| **Total Equity Attributable to Equity Shareholders of the Company** | **662,554** | **668,920** | **589,781** | **596,164** | **580,853** |
| Minority Interests | 35,660 | 33,430 | 28,041 | 26,113 | 25,212 |
| **Total Equity** | **698,214** | **702,350** | **617,822** | **622,277** | **606,065** |

On behalf of the Board of Directors, I am pleased to present the Group's results for the financial year ended 31 December 2007 ("FY2007").

The Group reported an improvement in revenue to HK$105.3 million, up 33.2%, from HK$79.0 million in the previous year. However, net profit attributable to the equity shareholders of the Company of HK$14.1 million declined by 84.4% from HK$90.1 million recorded in the previous year.

Whilst MindChamps Holdings Pte. Ltd. ('MindChamps') and the Group's hospitality related services contributed additional revenues of HK$22.7 million and HK$6.2 million respectively to the Group, the Group's result was negatively impacted by valuation of the Group's trading securities to fair values as at 31 December 2007, which was marked down by HK$44.0 million, and the absence of the one-off recognition of deferred tax benefits amounting to HK$21.0 million as compared with the previous year.

The Group has always been seeking investment opportunities with strong growth potential. During the year under review, this strategy culminated in the following two investments:

1. A 50% equity interest in MindChamps on 1 June 2007, a company principally engaged in offering "How-to-Learn" programmes, being specialised accelerated learning and memorisation technique programmes, to children and young people, ranging from pre-school to tertiary level.

   During the year under review, MindChamps has recorded strong growth in student enrollment and recognised revenue. Although the programme fees are collected at the point of enrollment, MindChamps recognises revenue on a straight-line basis over the period of the course as the students complete each part of the programme. Since our investment in MindChamps on 1 June 2007, it successfully enrolled over 3,000 students in its programmes during the period under review.

2. A 40% participation in Tune Hospitality Investments FZCO ('Tune Hospitality') established on 12 July 2007 to develop and own (in whole or in part) a portfolio of limited service (or "no frills") "Tune" branded hotels across the countries in the ASEAN region.

   Since the establishment of the HK$390.3 million (US$50 million) joint venture in July 2007, Tune Hospitality has already secured several locations for the "Tune" branded limited service hotels. As at 31 December 2007, the Board of Directors of Tune Hospitality has approved the development of six sites located in Malaysia and Indonesia, with a total equity commitment of approximately HK$62.4 million (US$8 million). Of the approved sites, a total of four have been secured through executed sale and purchase agreements as at the year end.

In the United States, the Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), traded profitably as the hospitality industry in the US has recorded another year of healthy growth in 2007. Many of our client hotels had performed well with their 2007 revenues and operating profits exceeding prior year. This improvement in client hotels' operating results has benefited SWAN's hotel management business unit, Richfield, as its fee income is aligned to revenue and profits of its hotel customers. Richfield's fee income was also boosted by the signing of 4 new multi-year hotel contracts during the year under review. As at 31 December 2007, Richfield managed a portfolio of 27 hotels representing more than 5,900 rooms.

Basic earnings per share for the year under review was HK3.68 cents calculated on 383,125,524 ordinary shares in issue during the year. The Group's Net Tangible Assets backing per share decreased to HK$1.63 as at 31 December 2007 from HK$1.75 as at 31 December 2006. The Board proposed a final dividend of HK3 cents per share for the year under review.

Notwithstanding the two investments made in the course of the year, the Group still has significant cash resources to capitalise on any good investment opportunities that may arise in 2008 amidst a tight credit environment.

**PROSPECTS**

As the US economy is clearly expected to slow down in 2008, we will adopt a prudent approach in managing the SWAN businesses by ensuring costs are kept in line with the level of business activities. Richfield's new contracts signed in 2007 will continue to generate steady fee income in 2008 and will positively impact the revenue stream of SWAN. Going forward, Richfield will be focusing on securing management contracts for larger hotels that generate higher fees and consequently better margins.

Having established a strong presence and reputation in Singapore, MindChamps is planning to offer its "How-to-Learn" Programmes in overseas markets including Hong Kong in 2008. In addition, MindChamps is expanding its product line by setting up a pre-school/kindergarten in their existing premises in Singapore.

Tune Hospitality continues to aggressively identify suitable and cost effective development sites in the ASEAN region particularly in Malaysia, Indonesia, Thailand and the Philippines. During the course of 2008, Tune Hospitality expects to secure additional sites and have a substantial portion of the entire HK$390.3 million (US$50 million) of shareholders' capital committed (of which the Group will contribute 40%). Development and planning work have already commenced on several of the secured sites. The management team expects a few properties to open by the end of 2008. We expect that a significant number of sites will be operational by 2009.

Notwithstanding the two investments made in the course of the year, the Group still has significant cash resources to capitalise on any good investment opportunities that may arise in 2008 amidst a tight credit environment. We intend to continue seeking out investment opportunities that offer strong growth potential.

On behalf of the Board of Directors, I would like to thank our customers, business partners, shareholders, management and staff for their continued support during this past year.

**KWEK LENG BENG**
Chairman

25 February 2008



Chairman and Managing Director
Kwek Leng Beng

Chief Executive Officer and Executive Director
Vincent Yeo Wee Eng

Executive Directors
Kwek Leng Joo
Kwek Leng Peck
Gan Khai Choon
Lawrence Yip Wai Lam

Directors
Wong Hong Ren
Hon. Chan Bernard Charnwut
Dr Lo Ka Shui
Lee Jackson @ Li Chik Sin
Teoh Teik Kee

Audit Committee
Lee Jackson @ Li Chik Sin
Hon. Chan Bernard Charnwut
Teoh Teik Kee

Remuneration Committee
Teoh Teik Kee
Lee Jackson @ Li Chik Sin
Vincent Yeo Wee Eng

Nomination Committee
Dr Lo Ka Shui
Teoh Teik Kee
Lee Jackson @ Li Chik Sin
Hon. Chan Bernard Charnwut
Vincent Yeo Wee Eng

Company Secretary
Kwong Seung Chi Jimmy

Auditors
KPMG
Certified Public Accountants,
Singapore

Principal Banker
The Hongkong & Shanghai
Banking Corporation Limited

Registrars
**Principal Registrar**
Computershare Hong Kong
Investor Services Limited
**Branch Registrar**
Maples and Calder,
Cayman Islands

Principal Office
2803, 28th Floor
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

Singapore Branch
36 Robinson Road
#04-01 City House
Singapore 068877

Business Address
390 Havelock Road
#02-01 King's Centre
Singapore 169662

Registered Office
C/o Maples and Calder
P.O. Box 309, Grand Cayman
Cayman Islands
British West Indies

Legal Advisors
**Hong Kong**
Iu, Lai & Li Solicitors & Notaries
**Cayman Islands**
Maples & Calder,
Attorneys-at-Law

[redacted]

**HOSPITALITY**

**SWAN HOLDINGS LIMITED GROUP ("SWAN").**

SWAN, a 'CES' 85%-owned subsidiary, is a multi-service company providing integrated and affordable solutions to the hospitality industry. SWAN can help hoteliers manage their properties smarter, more competitively, and more cost effectively, all under the banner of one comprehensive service company.

The SWAN team offers a host of value-added services and expertise in all facets of hotel operation through its five business divisions: Richfield, Sceptre, The Elise Group, Shield and Source.

***Richfield Hospitality Services (Hotel Management)***

Richfield is an established independent hotel management company. For over three decades, Richfield has successfully managed and skillfully developed a wide range of hotel assets. We have managed properties of all complexities including premier resorts, full service hotels and limited service properties. As at 31 December 2007, Richfield operated 27 hotels in the US representing in excess of 5,900 rooms under brand names from the leading hotel franchise companies including Hilton, Starwood, Intercontinental and Choice. We also operate several independent (non-brand affiliated) properties.

Every client's property benefits from our senior management's combined 140 years of experience and industry expertise. Each assignment begins by determining the needs of the owner. We review the property's prior performance, identify opportunities and assess challenges. Richfield then tailors the appropriate solution to deliver immediate visible improvement in the performance of the property.

With our resources, processes, systems, and technologies, our results consistently exceed clients' expectations. The result is increased profitability to the owner and an upgraded and enhanced experience for each guest. For the past 30 years, Richfield has revitalized over 250 properties, ranging from independent, boutique hotels to large, city-center properties and virtually every industry brand.

Richfield achieves superior operating results through intense focus on its strong commitment to guests, employees and owners. In managing these hotels, we fully utilize the strength of our company's resources and years of experience to increase the value of each property, making it better positioned in its market with increased profitability to the owner and an upgraded and enhanced experience for each guest.

Services offered by Richfield covers all aspects of hotel management including:

- Annual Business Planning
- Operations Improvement
- Sales & Marketing Consulting
- Revenue and Channel Management
- Management of Franchise Affiliation
- Human Resources Management
- Accounting and Budgeting

Consistent efforts to grow client relationships and maximise profitability of the hotels have culminated in the successful positioning of Richfield as a fundamental component of SWAN.

***Sceptre Hospitality Resources (Reservation Distribution)***

Sceptre is the hospitality industry's leading expert for online channel marketing and revenue/channel-management consulting. By increasing exposure of its client hotels throughout the various electronic channels and optimizing its vast channel-marketing reach, Sceptre helps hotels to increase revenues and create greater brand awareness while improving asset value for owners and operators. By creating a customized, strategic e-distribution strategy for its partner hotels, Sceptre maximizes sales production and marketing exposure through the various on-line channels and increases each hotel's presence throughout the global-distribution systems, the Internet and property direct sources. Sceptre's e-distribution power and expertise is unsurpassed, utilizing state-of-the-art reservations technology and offering a strong commitment to customer-service and support.

At Sceptre, we distinguish ourselves from our competitors by providing:

- **Hospitality Experts.** Our staff of professionals has an extensive industry background and can fully appreciate your needs.
- **Customer Service.** We provide focused support of each client to ensure maximum production from the various channels.
- **Monthly Account Analysis.** Each month, we analyze and review the performance of individual hotels and work with the customer to ensure that revenue objectives are met.
- **Affordable Pricing.** With transaction-fixed pricing, the client will enjoy low costs without compromising support.
- **Flexibility.** Our electronic distribution channel can quickly address changes, meeting the needs of the most unique and discerning customer.
- **Personalized Attention.** With a ratio of 50:1 clients to Strategic Distribution Managers, our clients' unique needs are immediately met.

The current portfolio of services includes

- Distribution Consulting and Analysis
- Electronic Marketing and Channel Management
- Global Distribution System Representation
- Website Booking Engine
- Private-label Voice Reservations
- Consortia RFP Submission Service

The combination of Sceptre's expert assistance, and its array of services and products, can greatly enhance its clients' abilities to achieve significant increases in reservations derived through the various electronic distribution channels.

### *The Elise Group (Revenue Management Consultancy)*

In May 2006, SWAN launched The Elise Group, a consultancy group with a focus on revenue management for the lodging market. The Elise Group adopts a collaborative partnership approach to help owners, developers, and hotel management groups and property level teams improve the top line revenue for their hotels, while adding value to the ownerships' assets.

The Elise Group's consulting projects are for a minimum of 12 months and during the consulting period, the team focuses on the following areas:

- Elise Business Analysis
- Elise Revenue Optimization
- Elise Positioning Enhancements



Contemporary façade of Tune Hotels

***Shield (Risk Management)***
Shield provides risk management services to hotels. Recognizing the unique risk profile of the hotel industry, Shield advises hotel management teams on how to lower its overall cost of insurance through pro-active programmes to mitigate risks at their hotels.

***Source (Purchasing and Procurement)***
Source delivers purchasing and procurement services to hotels with focus on delivering lower operating expenses to hotels and higher return on investments to owners.

Source offers hoteliers significant cost savings and economies of scale through its extensive number of national account agreements which are organized to support specific areas of need within each hotel such as Food and Beverage, Rooms Operations, Engineering and Energy, Administrative, Furnishings, Fixtures, and Equipment.

**TUNE HOSPITALITY INVESTMENTS FZCO ("TUNE HOSPITALITY")**
In July 2007, CES assumed a 40% stake in Tune Hospitality with a commitment to invest up to US$20 million as its share of the US$50 million Tune Hospitality requires to develop and own a chain of 25 to 30 "Tune" branded hotels across the countries in the ASEAN region. The other joint venture partners are Istithmar PJSC, the investment arm of Dubai World (40%) and Tune Hotels.com (20%). Tune Hotels.com is the owner of the brand and operator of the properties.

A "Tune" Hotel is a "no-frills" hotel targeted to meet the growing demand for a affordable and consistent quality accommodation by the value conscious travellers in the South East Asian countries. Each "Tune" Hotel has approximately 100 to 200 rooms in prime city centre or beach front locations. Key elements of a "Tune" Hotel include a five star bed, electronic key card entry system and en-suite power shower in a space efficient room of approximately 11 square meters. Certain items such as air-conditioning, towels and bathroom amenities are available at minimal additional charges. Customers can enjoy rates as low as US$3 per night by booking directly from the website: www.tunehotels.com. Most "Tune" Hotels will also offer a 24-hour convenience store and a popular branded food and beverage outlet in the lobby.

**EDUCATION**
**MINDCHAMPS HOLDINGS PTE. LTD.**
On 1 June 2007, CES acquired a 50% stake in MindChamps Holdings Pte. Ltd. ("MindChamps"). MindChamps is a mind development institute dedicated to developing the learning capacity of all young people – from pre-school to tertiary level. Students are trained in the art of learning how-to-learn and the development of their champion mindset.

MindChamps collaborates with **Professor Allan Snyder**, eminent neuroscientist and Fellow of the Royal Society, the prestigious academy of science that counted Sir Isaac Newton and Albert Einstein as its distinguished Fellows. Professor Snyder heads the **Centre for the Mind** at the University of Sydney which is world-renowned for its research into the human mind's 'hidden abilities'. Professor Snyder's findings and ongoing research on Learning, Creativity and the Champion Mindset form an integral part of MindChamps' programmes.

The learning how-to-learn strategies and techniques taught in MindChamps' specialist programmes are collectively known as **New Brain Software®**, consisting of Information Control and Application Skills, otherwise known as the **4 'A's of Active Learning™** – Active



hamps
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MindC
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Mir
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Mind


*Mr Kwek Leng Beng (Chairman and Managing Director, CES) with Mr David Chiem (Founder, Chairman and CEO, MindChamps)*

Understanding, Active Storage, Active Recall and Application (Analysis, Evaluation & Synthesis).

In addition to the New Brain Software®, MindChamps' programmes may also include a personal empowerment component (Empower U™/Young Champions®), a communication and interpersonal skills component (Oral Preparation®/Confident Communicator®) as well as a parenting workshop component (Parenting Strategies Workshop) that assists parents in the creation of a supportive, study-friendly home environment.

MindChamps' programmes are designed to develop the love of learning in students, helping them to learn with active understanding and developing the confidence and mindset to achieve success in school and in life. The key objectives of MindChamps' programmes are to make learning fun for the children, motivate them and instill a high level of confidence in them when approaching challenges in school. In addition, a vital part of the programmes is imbuing in the minds of the children a 'championship' mentality – a motivation to want to excel and to be a champion. These programmes are conducted over 20-30 weeks.

In 2[nd] quarter of 2007, MindChamps introduced a revolutionary method that enables a child to better master curriculum content. Called the Optimal Flow Method™, it links all the disparate elements of a particular subject into a unified whole, hence promoting active understanding of the subject. Optimal Flow Method is an essential component of our Exam Content Mastery programme.

MindChamps currently offers the following specialist programmes in Singapore:

- ***My Little Champ™*** for Pre-Schoolers (3 to 4 years old)
- ***Future Champs™*** for Pre-Schoolers (5 to 6 years old)
- ***Sparks of Genius®*** for Primary 1 & 2 (7 to 8 years old)
- ***Springboard 2 Success®*** for Primary 3 & 4 (9 to 10 years old)
- ***Stairway 2 Championship®*** for Primary 5 & 6 (11 to 12 years old)
- ***Success 4 Life®*** for Secondary to Tertiary Level (13 years old and above)
- ***Exam Content Mastery™*** for PSLE and O-Level (12 and 16 years old)

MindChamps intends to continue to strengthen its leading position in Singapore and embark on its expansion plans into the region and the rest of the world, beginning with Hong Kong in 2008.

[redacted]

As at 31 December 2007, the Group's total assets stood at HK$748.7 million, increased from HK$722.6 million as at 31 December 2006.

**GROUP PERFORMANCE**

As reported in the Chairman's statement, the Group had acquired equity interests in two new businesses relating to the provision of education services by MindChamps and the development and operation of a portfolio of limited service "Tune" branded hotels by Tune Hospitality. Whilst MindChamps had commenced business on 1 June 2007, the hotels to be developed by Tune Hospitality are expected to be operational in year 2009 only.

Consequently, the Group recorded higher revenue of HK$105.3 million, an increase of 33.2%, as compared with HK$79.0 million in the previous year with the additional revenue of HK$22.7 million contributed by the newly-acquired 50% equity interest in MindChamps with effect from 1 June 2007. Also, the hospitality-related services had reported improved revenue, up by HK$6.2 million, which was partially offset by lower interest and dividend income, down by HK$2.6 million, as compared with the previous year.

However, the Group reported a lower net profit attributable to the equity shareholders of the Company of HK$14.1 million, a decrease of 84.4% as compared with HK$90.1 million in the previous year. The lower Group's profit can be attributed mainly to the unrealised losses including lower translation exchange gain sustained as a result of remeasuring the Group's trading securities to fair value as at 31 December 2007 and the absence of the one-off recognition of deferred tax benefits amounting to HK$21.0 million in the previous year.

In line with the accounting treatment, net realised and unrealised losses of HK$16.1 million was recorded as a result of remeasuring the Group's trading securities to fair value as at 31 December 2007 as compared with such gains of HK$27.9 million reported as at the end of the previous financial year-end. Accordingly, a total decrease of HK$44.0 million was recorded as compared with the previous year. This, together with a lower net translation exchange gain, down by HK$10.8 million, had decreased the Group's profit for the year under review.

The Group's hospitality related services operating mainly in the United States recorded higher revenue of HK$53.2 million, up by 13.2% as compared with

HK$47.0 million achieved in the previous year mainly due to increased fee income from the US's hotel management business unit. For the year under review, the fee income was HK$32.4 million up by 28% or HK$7.1 million from HK$25.3 million. Accordingly, the pre-tax profit contribution to the Group's result had improved to HK$12.6 million, up by 64.6%, from HK$7.6 million recorded in the previous year.

The Group's 50% share of revenue and pre-tax profit achieved by MindChamps over the 7-month period ended 31 December 2007 amounted to HK$22.7 million and HK$1.2 million respectively. On the other hand, the Group's 40% share of loss in Tune Hospitality amounted to HK$2.5 million comprising mainly professional and transaction fees in connection with the acquisition of hotel sites for development.

The analysis of the Group's revenue and profit and loss from operations by business and geographical segments are set out in notes to the financial statements.

*Financial Position*

As at 31 December 2007, the Group's total assets stood at HK$748.7 million, increased from HK$722.6 million as at 31 December 2006. The Group's net tangible asset ("NTA") per share was HK$1.63 as at 31 December 2007, lower by 6.9% from HK$1.75 as at 31 December 2006.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

*Cash Flow and Borrowings*

For the year under review, net cash generated from operations amounted to HK$25.5 million. The Group received total interest and dividend income of HK$31.6 million and paid a total dividend of HK$23.0 million to the shareholders of the Company. Consequently, net cash generated from operating activities amounted to HK$33.8 million.

On the investing activities, net proceeds of HK$59.5 million was realised from the sale of trading securities and a total amount of HK$51.0 million and HK$16.7 million were utilised to acquire equity interests in MindChamps and Tune Hospitality and to purchase properties held for resale respectively.

Accordingly, the total cash generated from operating and investing activities amounted to HK$23.9 million which together with a favourable exchange translation gain of HK$2.7 million resulted in a higher Group's cash and cash equivalents of HK$513.8 million as at 31 December 2007, up from HK$487.2 million as at 31 December 2006.

The Group has no borrowings for the year under review.

*Treasury Activities*

Majority of the Group's cash is held in United States dollar, Sterling Pound and Euro dollar deposits. It is the Group's view to maximise returns to shareholders. We need a balanced portfolio and hence a portion of its portfolio is held in various currencies. The currency profile of cash and cash equivalent is set out in the notes to the financial statements. We will closely monitor the Group's exposure to currency movement and take the appropriate action when necessary.

*Directors and Employees*

As at 31 December 2007, the Group had a total of 48 employees excluding employees from MindChamps, up from 46 as at the end of the last financial year ended 31 December 2006. There were 81 employees from MindChamps as at 31 December 2007.

The total payroll costs including the Group's 50% share of MindChamps for the year under review was HK$36.6 million up by 28.0% as compared with HK$28.6 million in year 2006. The Group has a competitive wage and benefits package which are critical to maintaining a level of consistent and quality services.

# 03
# CORPORATE GOVERNANCE REPORT

# CORPORATE GOVERNANCE REPORT

## (A) CORPORATE GOVERNANCE PRACTICES

The Directors and management are committed to maintaining high standards of corporate governance, in line with the principles set out in the Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited – "Code on Corporate Governance Practices" ("Appendix 14").

In the opinion of the Directors, save as disclosed below, the Company has complied with Appendix 14 throughout the year under review.

As disclosed in 2006 Annual Report, the Company does not fully comply with the code provision A.4.1 in Appendix 14. To satisfy the requirements under such code provision, all the non-executive directors retired in the annual general meeting held on 20 April 2007 ("2007 AGM") and offered themselves for re-election. All the retiring non-executive directors were re-elected in the 2007 AGM for a specific term of three years. Under the code provision A.1.8, if a substantial shareholder or a director has a conflict of interest in a matter to be considered by the board which the board has determined to be material, the matter should not be dealt with by way of circulation or by a committee (except an appropriate board committee set up for that purpose pursuant to a resolution passed in a board meeting) but a board meeting should be held. As it was impractical to hold a full board meeting on that day, after full explanation of the connected transaction was provided to the non-executive directors by the executive directors, a written resolution regarding the continuing connected transaction for the provision of property management services had been approved by all directors, including independent non-executive directors. The said written resolution was passed on 8 January 2007. The details of the continuing connected transaction were fully disclosed in the press announcement dated 8 January 2007.

## (B) DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the year under review.

## (C) BOARD OF DIRECTORS

The Board currently comprises 11 Directors, of which 6 are executive Directors, 2 are non-executive Directors and 3 are independent non-executive Directors. The members of the Board are as follows:

*Executive Directors*
Mr. Kwek Leng Beng (Chairman and Managing Director)
Mr. Vincent Yeo Wee Eng (Chief Executive Officer)
Mr. Kwek Leng Joo
Mr. Kwek Leng Peck
Mr. Gan Khai Choon
Mr. Lawrence Yip Wai Lam

*Non-executive Directors*
Mr. Wong Hong Ren
Hon. Chan Bernard Charnwut

*Independent Non-executive Directors*
Dr. Lo Ka Shui
Mr. Lee Jackson @ Li Chik Sin
Mr. Teoh Teik Kee

## (C) BOARD OF DIRECTORS (CONT'D)

The biographical details of the Directors and Senior Management are contained in the Directors section of the Directors' Report.

The Company has received from each independent non-executive Director an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Company still considers such Directors to be independent.

The Board's primary functions are to set corporate policy and overall strategy for the Group and to provide effective oversight of the management of the Group's business and affairs. Apart from its statutory responsibilities, the Board also approves the strategic plans, key operational issues, investments and loans, reviews the financial performance of the Group and evaluates the performance and compensation of senior management. These functions are either carried out directly by the Board or through committees established by the Board.

A ***"Schedule of Matters Reserved for Decision by Board"*** (the "Schedule") has been adopted by the Company. The Board shall review the items in the Schedule on a periodic basis to ensure that they remain appropriate to the needs of the Group. The Directors, individually or as a group, are entitled to take independent professional advice, at the expense of the Company, in furtherance of their duties and in the event that circumstances warrant it. A ***"Guidelines for Seeking Independent Professional Advice"*** has been adopted by the Board.

The Company conducts regular scheduled Board meetings on a quarterly basis. Additional meetings are convened as and when circumstances warrant. The attendance of individual Directors at Board, Audit Committee and Remuneration Committee meetings in 2007, as well as the frequency of such meetings, is set out below:

| Name of Directors | Board | Audit Committee | Remuneration Committee |
|---|---|---|---|
| *Executive Directors* | | | |
| Mr. Kwek Leng Beng | 4(4) | | |
| Mr. Vincent Yeo Wee Eng | 4(4) | | 1(1) |
| Mr. Kwek Leng Joo | 4(4) | | |
| Mr. Kwek Leng Peck | 2(4) | | |
| Mr. Gan Khai Choon | 3(4) | | |
| Mr. Lawrence Yip Wai Lam | 4(4) | | |
| | | | |
| *Non-executive Directors* | | | |
| Mr. Wong Hong Ren | 3(4) | | |
| Hon. Chan Bernard Charnwut | 4(4) | 1(2) | |
| | | | |
| *Independent Non-executive Directors* | | | |
| Dr. Lo Ka Shui | 4(4) | | |
| Mr. Lee Jackson @ Li Chik Sin | 3(4) | 1(2) | 1(1) |
| Mr. Teoh Teik Kee | 4(4) | 2(2) | 1(1) |

The Nomination Committee did not convene any meeting in 2007 as there was no appointment of new director in 2007. Meeting will be convened in due course.

## (D) CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The Chairman of the Board is Mr. Kwek Leng Beng while the Chief Executive Officer ("CEO") is Mr. Vincent Yeo Wee Eng. There is a clear division of responsibilities between the Chairman and the CEO, in that the Chairman bears primary responsibility for the workings of the Board, by ensuring its effective function, while the CEO bears executive responsibility for the Company's business, the management of the day-to-day operations of the Company.

## (E) NON-EXECUTIVE DIRECTORS

The non-executive Directors were not appointed for a specific term but were subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles. At the 2007 AGM, all the retiring non-executive directors were re-elected for a term of 3 years.

## (F) REMUNERATION COMMITTEE ("RC")

The RC was established in May 2005 and comprises 2 independent non-executive Directors and 1 executive Director. The members of the RC are as follows:

| | |
|---|---|
| Mr. Teoh Teik Kee | Chairman (Independent Non-executive) |
| Mr. Lee Jackson @ Li Chik Sin | Member (Independent Non-executive) |
| Mr. Vincent Yeo Wee Eng | Member (Executive) |

The primary objective of the RC is to consider management recommendation, and determine the framework or broad policy for remuneration for the Directors and the senior key executives, including the chief executive officer of the Company. No Director or any of his associates may be involved in any decisions as to his own remuneration.

The duties of the RC also include:

(a) To review and recommend the criteria for assessing employee performance, which should reflect the Company's business objectives and targets; and

(b) To consider the annual performance bonus for executive Directors, Senior Management, and the general staff, having regard to their achievements against the performance criteria and by reference to market norms, and make recommendation to the Board.

The Company's remuneration policy comprises primarily a fixed component (in the form of a base salary) and a variable component (which includes bonus and share option grants), taking into account other factors, the individual performance, the performance of the Company and industry practices.

## (G) NOMINATION COMMITTEE ("NC")

The NC was established in August 2005 and comprises 3 independent non-executive Directors, 1 non-executive Director and 1 executive Director. The members of the NC are as follows:

| | |
|---|---|
| Dr. Lo Ka Shui | Chairman (Independent Non-executive) |
| Mr. Teoh Teik Kee | Member (Independent Non-executive) |
| Mr. Lee Jackson @ Li Chik Sin | Member (Independent Non-executive) |
| Hon. Chan Bernard Charnwut | Member (Non-executive) |
| Mr. Vincent Yeo Wee Eng | Member (Executive) |

## (G) NOMINATION COMMITTEE ("NC") (CONT'D)

The duties of the NC include:

a) To review and monitor the structure, size and composition (including the skills, knowledge and experience) of the Board and make recommendations to the Board with regard to any proposed changes;
(b) To identify individuals suitably qualified to become Board members and select, or make recommendations to the Board on the selection of, individuals nominated for directorships;
(c) To assess the independence of Directors, having regard to the requirements under the Listing Rules; and
(d) To make recommendations to the Board on relevant matters relating to the appointment or re-appointment of Directors and succession planning for Directors in particular, the Chairman and the CEO.

## (H) AUDITORS' REMUNERATION

The Group's external auditors are KPMG, Singapore ("KPMG"). During the year under review, the Group has engaged KPMG (including any entity that is under common control, ownership or management with KPMG or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of KPMG nationally or internationally) to provide the following services and their respective fees charged are set out as below:

| Type of services | Fees charges 2007 HK$'000 | 2006 HK$'000 |
|---|---|---|
| Audit fee for the Group | **1,030** | 822 |
| Taxation services | **17** | 50 |
| Others | **455** | 296 |
| **Total** | **1,502** | **1,168** |

## (I) AUDIT COMMITTEE ("AC")

The Company has an AC which was established in compliance with Rule 3.21 of the Listing Rules for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The AC comprises 2 independent non-executive Directors and 1 non-executive Director of the Company. The members of the AC are as follows:

| | |
|---|---|
| Mr. Lee Jackson @ Li Chik Sin | Chairman (Independent Non-executive) |
| Mr. Teoh Teik Kee | Member (Independent Non-executive) |
| Hon. Chan Bernard Charnwut | Member (Non-executive) |

The principal responsibility of the AC is to assist the Board in maintaining a high standard of corporate governance, particularly by providing an independent review of the effectiveness of the Company's financial reporting process and material internal controls, including financial, operational, compliance and risk management controls. Other duties within its written terms of reference include:

## (I) AUDIT COMMITTEE ("AC") (CONT'D)

(a) To review with management and, where appropriate, with the external auditors of the half-year and annual financial statements before submission to the Board to ensure their completeness, accuracy and fairness;

(b) To review, on an annual basis, of the scope and results of the audit and the independence and objectivity of the external auditors; and

(c) To review the internal audit programme, ensure co-ordination between the internal and external auditors, and ensure that the internal audit function is adequately resourced and has appropriate standing within the Group.

In 2007, the AC held 2 meetings in February 2007 and July 2007. In the meeting held in February 2007, the Annual Report and Audited Financial Statements for the year ended 31 December 2006 were reviewed together with the external auditors. In the July 2007 meeting, the Interim Financial Report for the 6 months ended 30 June 2007 was reviewed. The adequacy of internal controls was also discussed in these meetings. The AC concluded that there were no major issues which the AC considered that the Board should be informed after the 2 AC meetings.

## (J) FINANCIAL REPORTING

The Directors acknowledge that they are primarily responsible for the preparation of the financial statements which give a true and fair view and that appropriate accounting policies are selected and applied consistently.

To the best knowledge of the Directors, there is no uncertainty relating to events or conditions that may cast significantly doubt upon the Company's ability to continue as a going concern.

## (K) INTERNAL CONTROL

The Board is responsible for the Group's system of internal controls and for reviewing its effectiveness. During the year under review, the Board has through the Audit Committee reviewed the effectiveness of the Group's system of internal controls, including financial, operational and compliance controls and risk management functions.

Internal Audit was carried out on a systematic rotational basis based on the risk assessments of the operation and controls, and reports were presented to the Audit Committee at least twice every year on significant findings on internal control system.

# 04
## AUDITED ACCOUNTS

The Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2007.

## PRINCIPAL PLACE OF BUSINESS

City e-Solutions Limited (the "Company") is a company incorporated in the Cayman Islands and domiciled in Hong Kong. Its registered office is at P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies and principal place of business at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong.

## PRINCIPAL ACTIVITIES

The principal activities of the Company comprise those of investment holding and the provision of consultancy services.

The principal activities and other particulars of the subsidiaries are set out in note 15 to the financial statements.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries (the "Group") during the financial year are set out in note 12 to the financial statements.

## FINANCIAL STATEMENTS

The profit of the Group for the year ended 31 December 2007 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 37 to 80.

## TRANSFER TO RESERVES

Profits attributable to shareholders, before dividends, of HK$16,207,000 (2006: HK$95,452,000) have been transferred to reserves. Other movements in reserves are set out in note 23 to the financial statements.

The Directors of the Company have proposed a final dividend for the year ended 31 December 2007 of HK3 cents per share (2006: HK6 cents per share). No interim dividend was paid for the year ended 31 December 2007 (2006: Nil cents).

## CHARITABLE DONATIONS

During the year, no charitable contributions (2006: HK$Nil) were made by the Group.

## PLANT AND EQUIPMENT

Movements in plant and equipment are set out in note 13 to the financial statements.

## SHARE CAPITAL

The Company did not issue any shares during the financial year.

The Company has a share option scheme (the "2005 Scheme") which was adopted on 27 April 2005 ("Adoption Date") whereby the directors of the Company are authorised, at their discretion, to invite employees of the Group, including directors of any company in the Group, to take up options to subscribe for shares of the Company. The purpose of the scheme is to provide an opportunity for employees of the Group to acquire an equity participation in the Company and to encourage them to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. Under the 2005 Scheme, the maximum number of shares that may be granted by the

## SHARE CAPITAL (CONT'D)

Directors shall not exceed 10% of the share capital of the Company in issue at the Adoption Date unless the Company obtains a fresh approval from its Shareholders. The maximum number of Shares which may be issued upon exercise of all outstanding options and yet to be exercised under the 2005 Scheme and any other option scheme(s) of the Company shall not in aggregate exceed 30% of the Shares in issue from time to time. The subscription price of shares under the 2005 Scheme shall not be less than the highest of: (i) the official closing price of the Shares as stated in daily quotations sheet of the Stock Exchange on the Offer Date; (ii) the average of the official closing price of the Shares as stated in daily quotations sheets of the Stock Exchange for the 5 business days immediately preceding the Offer Date; and (iii) the nominal value of a Share. The Executive Share Option Scheme (the "1997 Scheme") adopted by the Company on 11 June 1997 was terminated upon the 2005 Scheme becoming effective.

Throughout the financial year, no share option was granted and outstanding.

## MAJOR CUSTOMERS AND SUPPLIERS

During the year, the turnover attributable to the Group's five largest customers combined was about 15% (2006: 22%) of the Group's turnover and the largest customer, included therein accounted for approximately 3% (2006: 5%). The percentage of purchases attributable to the Group's five largest suppliers combined was about 37% (2006: 90%) and the largest supplier included therein accounted for approximately 18% (2006: 29%).

At no time during the year have the directors or any shareholders of the Company (which to the knowledge of the Directors own more than 5% of the Company's share capital) had any interest in these major customers and suppliers.

## DIRECTORS

The Directors of the Company during the financial year were as follows:

*Executive Directors*
Mr. Kwek Leng Beng (Chairman and Managing Director)
Mr. Vincent Yeo Wee Eng (Chief Executive Officer)
Mr. Kwek Leng Joo
Mr. Kwek Leng Peck
Mr. Gan Khai Choon
Mr. Lawrence Yip Wai Lam

*Non-executive Directors*
Mr. Wong Hong Ren
Hon. Chan Bernard Charnwut

*Independent Non-executive Directors*
Dr. Lo Ka Shui
Mr. Lee Jackson @ Li Chik Sin
Mr. Teoh Teik Kee

In accordance with Article 116 of the Articles of Association of the Company, one third of the present Directors will retire from office by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

## PROFILE ON DIRECTORS AND SENIOR MANAGEMENT

**Mr. Kwek Leng Beng, aged 67**
**Chairman and Managing Director**

Mr. Kwek Leng Beng has been the Chairman and Managing Director of the Company since 1989.

He is the Executive Chairman of the Hong Leong Group of Companies Singapore, and also Singapore-listed City Developments Limited. He is also Chairman and Managing Director of Singapore-listed Hong Leong Finance Limited. He is the Chairman of London-listed Millennium & Copthorne Hotels plc and Singapore-listed Hong Leong Asia Ltd.

Mr. Kwek's achievements have also captured the attention of the academic institutions. He was conferred Honorary Doctorate of Business Administration in Hospitality from Johnson & Wales University (Rhode Island, US), where students have an opportunity to pursue career education in business, hospitality, culinary arts or technology; and Honorary Doctorate from Oxford Brookes University (UK) whose citation traced how Mr. Kwek, who joined the family business in the early 1960s, had gone on to establish an international reputation for his leadership of the Hong Leong Group, as well as an active supporter of higher education in Singapore.

Mr. Kwek also serves as a Member of the INSEAD East Asia Council. France-based INSEAD is one of the world's leading and largest graduate business schools which brings together people, cultures and ideas from around the world.

Mr. Kwek is a Member of the Action Community of Entrepreneurship (ACE), which involves both the private and public sectors to create a more entrepreneurial environment in Singapore for small and medium enterprises.

Mr. Kwek Leng Beng is the brother of Mr. Kwek Leng Joo, brother-in-law of Mr. Gan Khai Choon and cousin of Mr. Kwek Leng Peck.

**Mr. Vincent Yeo Wee Eng, aged 39**
**Executive Director and Chief Executive Officer**

Mr. Vincent Yeo was appointed an Executive Director and Chief Operating Officer of the Company on 26 June 2000. He was subsequently promoted to Chief Executive Officer in November 2000. In 2005, Mr. Yeo was appointed a member of the Remuneration Committee and the Nomination Committee of the Company.

Mr. Yeo also assumed the role of Executive Director and Chief Executive Officer of M&C REIT Management Limited (as the Manager of CDL Hospitality Real Estate Investment Trust) on 17 May 2006 and 19 July 2006 respectively.

Between 2001 to 2006, Mr. Yeo also served as the Chief Operating Officer and then the President of Millennium & Copthorne International Limited. His key responsibilities included setting the overall direction of the Millennium & Copthorne hotel chain incorporating operations, finance, sales and marketing, procurement and technical services in the Asia-Pacific region.

Mr. Yeo was an Executive Director of Millennium & Copthorne Hotels plc ("M&C"), the London-listed hotel arm of the Hong Leong Group, overseeing global sales and marketing from February 1998 till March 2000.

Prior to his appointment to the M&C Board, Mr. Yeo was the Managing Director of Millennium & Copthorne Hotels New Zealand Limited and CDL Investments New Zealand Limited and the Executive Director of Kingsgate International Corporation Limited. In those capacities, he was in charge of the Australian and New Zealand operations and responsible

## PROFILE ON DIRECTORS AND SENIOR MANAGEMENT (CONT'D)

**Mr. Vincent Yeo Wee Eng (cont'd)**

for developing and integrating the M&C Group's hotels into the largest hotel chain in New Zealand. Mr. Yeo remains a non-executive Director on the Boards of the M&C Group's two New Zealand-listed subsidiaries and Kingsgate International Corporation Limited (which was delisted in 2004) in New Zealand. Prior to his involvement in hotels, he was with the international stock broking firm, Smith New Court Securities (now known as Merrill Lynch).

Mr. Yeo has a B.Sc. in Business Administration from Boston University, United States of America.

Mr. Vincent Yeo Wee Eng is the nephew of Messrs. Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck.

**Mr. Kwek Leng Joo, aged 54**
**Executive Director**

Mr. Kwek Leng Joo was appointed an Executive Director of the Company in 1989. He is currently the Managing Director of Singapore-listed City Developments Limited. He is also a Director of Singapore-listed Hong Leong Finance Limited, Kwek Holdings Pte Ltd, Hong Leong Investment Holdings Pte. Ltd. and London-listed Millennium & Copthorne Hotels plc. Mr. Kwek holds a Diploma in Financial Management and has nearly 30 years of experience in property development and investment.

Mr. Kwek is Vice Chairman of the Singapore Business Federation and Vice President of the ASEAN Chamber of Commerce & Industry. The Immediate Past President of the Singapore Chamber of Commerce & Industry, Mr. Kwek also sits on board of many civic organizations including Chinese Language & Culture Funds Management Committee, National Arts Council, Council For Third Age Ltd and the Board of Trustees of National Youth Achievement Award Council.

Mr. Kwek Leng Joo is the brother of Mr. Kwek Leng Beng, brother-in-law of Mr. Gan Khai Choon, cousin of Mr. Kwek Leng Peck.

**Mr. Kwek Leng Peck, aged 51**
**Executive Director**

Mr. Kwek Leng Peck has been an Executive Director of the Company since 1989. He serves as Executive Director on several Hong Leong Group companies, and has over 25 years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management. He also sits on the Boards of several public companies, including Singapore-listed City Developments Limited, Singapore-listed Hong Leong Asia Ltd., Singapore-listed Hong Leong Finance Limited, Hong Leong Holdings Limited, New York-listed China Yuchai International Limited, London-listed Millennium & Copthorne Hotels plc and Malaysia-listed Tasek Corporation Berhad. Mr. Kwek holds a Diploma in Accountancy.

Mr. Kwek Leng Peck is the cousin of Mr. Kwek Leng Beng and Mr. Kwek Leng Joo.

## PROFILE ON DIRECTORS AND SENIOR MANAGEMENT (CONT'D)

**Mr. Gan Khai Choon, aged 61**
**Executive Director**

Mr. Gan Khai Choon was appointed an Executive Director of the Company in 1989 and is also Managing Director of Hong Leong International (Hong Kong) Limited. He is also an Independent non-executive Director of Hong Kong-listed Safety Godown Company Limited and Chairman of its Audit Committee. Mr. Gan was appointed Chairman of Singapore-listed HLG Enterprise Limited in September 2007. He has more than 33 years of experience in banking, real estate investment and development. He has been responsible for overseeing the development of the Grand Hyatt Taipei and other international projects for the Hong Leong Group of companies. Mr. Gan has a Bachelor of Arts degree (Honours) in Economics from the University of Malaya.

Mr. Gan Khai Choon is the brother-in-law of Mr. Kwek Leng Beng and Mr. Kwek Leng Joo.

**Mr. Lawrence Yip Wai Lam, aged 52**
**Executive Director**

Mr. Lawrence Yip was appointed an Executive Director of the Company in December 1998. He was formerly the General Manager (Finance & Administration) of the Company. He has over 10 years of experience in the Treasury Division of several banks. Prior to joining the Group in April 1990, Mr. Yip held the position of Regional Treasurer with a bank in Singapore.

**Mr. Wong Hong Ren, aged 56**
**Non-Executive Director**

Mr. Wong Hong Ren was appointed a Director of the Company in October 1994. Mr. Wong is the Chairman and President of Philippines-listed Grand Plaza Hotel Corporation, Chairman of M&C REIT Management Limited (as Manager of CDL Hospitality Real Estate Investment Trust), New Zealand-listed Millennium & Copthorne Hotels New Zealand Limited and New Zealand-listed CDL Investments New Zealand Limited. He is also an Executive Director of London-listed Millennium & Copthorne Hotels plc and a Director of Singapore-listed Thakral Corporation Ltd and New York-listed China Yuchai International Limited.

Mr. Wong joined Hong Leong Management Services Pte. Ltd. ("HLMS"), a wholly-owned subsidiary of Hong Leong Investment Holdings Pte. Ltd. in 1988 as Group Investment Manager and was re-designated as Executive Vice President (Group Investment) of HLMS in 2006. He is widely experienced in hospitality and industrial businesses overseas, investment analysis, international capital market and mergers and acquisitions transactions as well as post-acquisition management re-organisation matters. Prior to 1988, he was a director and general manager (Investment and Property) of Haw Par Brothers International Limited and a Director of Investment with Royal Trust Asset Management Pte. Ltd. and First Capital Corporation Ltd.

Mr. Wong holds a Masters in Business Administration from Bradford University, United Kingdom.

### PROFILE ON DIRECTORS AND SENIOR MANAGEMENT (CONT'D)

**Hon. Chan Bernard Charnwut, aged 43**
**Non-executive Director**

Hon. Chan Bernard Charnwut has been a Director of the Company since 1989 and was appointed a member of the Audit Committee on 18 January 2000. Previously an independent non-executive director of the Company, he was re-designated as a non-executive director of the Company with effect from 30 September 2004. In 2005, he was appointed a member of the Nomination Committee of the Company. Hon. Chan, graduated from Pomona College in California, U.S.A., is a member of both the Executive Council and Legislative Council of the Hong Kong Special Administrative Region. He is currently the President of Asia Insurance Co Ltd. and the Deputy Chairman of the Lingnan University. He is also a member of the Insurance Advisory Committee, Greater Pearl River Delta Business Council and the Antiquities Advisory Board. In addition, he serves as the Advisor of Bangkok Bank Ltd., Hong Kong Branch, the Chairman of the Hong Kong-Thailand Business Council and the Chairperson of The Hong Kong Council of Social Service.

Hon. Chan is also an Executive Director and the President of Asia Financial Holdings Limited and an independent non-executive Director of Yau Lee Holdings Limited, Chen Hsong Holdings Limited, Kingboard Laminates Holdings Ltd., China Resources Enterprise Ltd. and a non-executive Director of New Heritage Holdings Limited, all of which are public companies listed on The Stock Exchange of Hong Kong Limited.

*** Dr. Lo Ka Shui, aged 61**
**Director**

Dr. Lo Ka Shui was appointed to the Board of the Company in 1989. In 2005, he was appointed Chairman of the Nomination Committee of the Company. He graduated with B.Sc. from McGill University and M.D. from Cornell University, certified in Cardiology. He has more than 28 years experience in property and hotel development, investment and management, both in Hong Kong and overseas. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, the non-executive Chairman of Eagle Asset Management (CP) Limited (Manager of publicly listed Champion Real Estate Investment Trust). He is a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, China Mobile Limited, Melco International Development Limited and Windsor Properties Holdings Limited. He is also a Vice President of The Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Airport Authority.

*** Mr. Lee Jackson @ Li Chik Sin, aged 75**
**Director**

Mr. Lee Jackson was appointed a non-executive Director and Chairman of the Audit Committee of the Company in December 1998. In 2005, he was appointed a member of the Remuneration Committee and the Nomination Committee of the Company. He also sits on the Board of Metro Holdings Limited, Hong Fok Corporation Limited and Hong Leong Finance Limited, all of which are Singapore-listed public companies. He was formerly a partner of an international firm of Chartered Accountants and is a member of The Australian Institute of Chartered Accountants.

## PROFILE ON DIRECTORS AND SENIOR MANAGEMENT (CONT'D)

*** Mr. Teoh Teik Kee, aged 48**
**Director**

Mr. Teoh Teik Kee was appointed an independent non-executive Director and a member of the Audit Committee of the Company on 30 September 2004. In 2005, he was appointed Chairman of the Remuneration Committee and a member of the Nomination Committee of the Company. Mr. Teoh is an executive director of ecoWise Holdings Limited and an independent director of Luzhou Bio-Chem Technology Limited. Both are Singapore-listed public companies.

Mr. Teoh is a Chartered Accountant by training, and worked from 1986 to 1990 with KPMG Peat Marwick McLintock in London and with PricewaterhouseCoopers in Singapore. Mr. Teoh has extensive experience in investment banking and corporate financial advisory services when he was with the DBS Bank Group.

Mr. Teoh graduated from Aston University, England with a B.Sc. (Hons) in Managerial and Administrative Studies. He is a member of the Institute of Chartered Accountants in England and Wales.

* Independent non-executive director

The non-executive Directors are subject to the same terms of appointment as the other directors of the Company. Fees payable to non-executive Directors are approved by the Board at the end of each financial year.

**Senior Management**

**Mr. Man Mang Wo, Derek, aged 52**
**Chief Financial Officer**

Mr. Man Mang Wo, Derek joined the Group in 1996 and was appointed Chief Financial Officer of the Company with effect from 1 April 2004. Mr. Man is a member of the Certified General Accountants Association of Canada, a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants and The Institute of Chartered Accountants in England and Wales. He also holds a Bachelor of Business Administration honours degree from a UK university and a Master of Professional Accounting degree from The Hong Kong Polytechnic University. He has over 25 years of experience in the accounting and finance field.

## DIRECTORS' INTERESTS IN SHARES

(a) As at 31 December 2007, the interests of the Directors of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("The Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"), were as follows:

**The Company**

| Name of Director | Nature of Interest | Number of Ordinary Shares of HK$1.00 each |
|---|---|---|
| Kwek Leng Beng | personal | 3,286,980 |
| Vincent Yeo Wee Eng | personal | 718,000 |
| Kwek Leng Joo | personal | 1,436,000 |
| Kwek Leng Peck | personal | 2,082,200 |
| Gan Khai Choon | personal | 1,041,100 |
| Lawrence Yip Wai Lam | personal | 520,550 |
| Wong Hong Ren | personal | 1,513,112 |
| Hon. Chan Bernard Charnwut | personal | 53,850 |

## DIRECTORS' INTERESTS IN SHARES (CONT'D)

(a) (cont'd)

**City Developments Limited**

| Name of Director | Nature of Interest | Number of Ordinary Shares |
|---|---|---|
| Kwek Leng Beng | personal | 397,226 |
| Kwek Leng Joo | personal | 65,461 |
| Kwek Leng Peck | personal | 43,758 |
| Gan Khai Choon | personal | 100,000 |
| | family | 25,000 |
| Wong Hong Ren | family | 4,950 |

| Name of Director | Nature of Interest | Number of Preference Shares |
|---|---|---|
| Kwek Leng Beng | personal | 144,445 |
| Kwek Leng Joo | personal | 100,000 |
| Gan Khai Choon | personal | 49,925 |
| | family | 25,738 |

**Hong Leong Investment Holdings Pte. Ltd.**

| Name of Director | Nature of Interest | Number of Ordinary Shares |
|---|---|---|
| Kwek Leng Beng | personal | 2,320 |
| Kwek Leng Joo | personal | 1,290 |
| Kwek Leng Peck | personal | 304 |
| Gan Khai Choon | family | 247 |

**Millennium & Copthorne Hotels New Zealand Limited**

| Name of Director | Nature of Interest | Number of Ordinary Shares |
|---|---|---|
| Kwek Leng Beng | personal | 3,000,000 |
| Wong Hong Ren | personal | 2,000,000 |
| Vincent Yeo Wee Eng | personal | 500,000 |

Note: Millennium & Copthorne Hotels New Zealand Limited is an indirect subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of City Developments Limited. City Developments Limited is the holding company of the Company. The Directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the Company's ultimate holding company.

## DIRECTORS' INTERESTS IN SHARES (CONT'D)

(b) Pursuant to the Millennium & Copthorne Hotels Executive Share Option Scheme (the "1996 Scheme") operated by Millennium & Copthorne Hotels plc, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

| Name of Director | Part* | Date Granted | Number of M&C Options Outstanding | Exercise Price per M&C Share | Exercise Period |
|---|---|---|---|---|---|
| Vincent Yeo Wee Eng | A | 05/03/1998 | 6,509 | £4.6087 | 05/03/2001 to 04/03/2008 |
| Wong Hong Ren | B | 14/03/2001 | 69,364 | £4.3250 | 14/03/2004 to 13/03/2008 |
| | B | 15/03/2002 | 83,720 | £3.2250 | 15/03/2005 to 14/03/2009 |

(c) Pursuant to the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (the "2003 Scheme"), approved by shareholders of Millennium & Copthorne Hotels plc on 21 May 2002, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

| Name of Director | Part* | Date Granted | Number of M&C Options Outstanding | Exercise Price per M&C Share | Exercise Period |
|---|---|---|---|---|---|
| Vincent Yeo Wee Eng | II | 24/03/2005 | 10,581 | £3.9842 | 24/03/2008 to 23/03/2015 |
| Wong Hong Ren | II | 10/03/2003 | 32,248 | £1.9350 | 10/03/2007 to 09/03/2013 |
| | II | 10/03/2003 | 91,783 | £1.9350 | 10/03/2008 to 09/03/2013 |
| | II | 16/03/2004 | 44,999 | £2.9167 | 16/03/2007 to 15/03/2014 |
| | II | 24/03/2005 | 75,297 | £3.9842 | 24/03/2008 to 23/03/2015 |

*Note: The 1996 Scheme has two parts. Part A is designed for the approval by the UK Inland Revenue, of which approval was obtained under Schedule 9 of the Income and Corporation Taxes Act 1988 on 12 April 1996. Part B is an unapproved executive share option scheme designed for UK and non-UK executives. As with the 1996 Scheme, the 2003 Scheme provides for the grant of both approved and unapproved options.

## DIRECTORS' INTERESTS IN SHARES (CONT'D)

(d) Pursuant to Millennium & Copthorne Hotels Long Term Incentive Plan (the "LTIP") approved by shareholders of Millennium & Copthorne Hotels plc on 4 May 2006, certain Directors were awarded Performance Share Awards of ordinary shares of 30p each as follows:

| Name of Director | Date Awarded | Number of Performance Shares | Vesting Date |
|---|---|---|---|
| Wong Hong Ren | 01/09/2006 | 67,834 | 01/09/2009 |
| | 27/03/2007 | 44,736 | 27/03/2010 |
| Lawrence Yip Wai Lam | 01/09/2006 | 9,622 | 01/09/2009 |
| | 27/03/2007 | 5,698 | 27/03/2010 |

Note: Under the terms of the LTIP, M&C is permitted to make both Performance Share Awards and Deferred Share Bonus Awards to an employee (including an executive director) of M&C or its subsidiaries.

(e) Save as disclosed herein, as at 31 December 2007, none of the Directors and the chief executive of the Company or their associates were interested or had any short position in any shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange pursuant to the Model Code.

## SUBSTANTIAL SHAREHOLDERS

As at 31 December 2007, the following persons were interested in 5% or more of the issued share capital of the Company as recorded in the register required to be kept under section 336 of the SFO:

| Name of Shareholder | Number of Shares Held | Notes | Percentage Holding in the Company |
|---|---|---|---|
| eMpire Investments Limited | 190,523,819 | | 49.73% |
| City Developments Limited | 200,854,743 | (1) | 52.43% |
| Hong Leong Holdings Limited | 21,356,085 | | 5.57% |
| Hong Leong Investment Holdings Pte. Ltd. | 230,866,817 | (2) | 60.26% |
| Kwek Holdings Pte Ltd | 230,866,817 | (3) | 60.26% |
| Davos Investment Holdings Private Limited | 230,866,817 | (3) | 60.26% |
| Kwek Leng Kee | 230,866,817 | (4) | 60.26% |
| Arnhold and S Bleichroeder Advisors, LLC | 38,022,000 | | 9.92% |
| Farallon Capital Management, L.L.C. | 35,232,850 | (5) | 9.20% |
| Farallon Capital Offshore Investors, Inc. | 35,232,850 | (6) | 9.20% |
| Aberdeen Asset Management Plc and its Associates (together "The AAM Group") on behalf of accounts managed by The AAM Group | 23,052,000 | (7) | 6.02% |

## SUBSTANTIAL SHAREHOLDERS (CONT'D)

Notes:

1 Of the 200,854,743 shares beneficially owned by wholly-owned subsidiaries of City Developments Limited ("CDL") representing approximately 52.43% of the issued share capital of the Company, 190,523,819 shares are held by eMpire Investments Limited.

2 The interests of CDL and Hong Leong Holdings Limited in 200,854,743 shares and 21,356,085 shares respectively, are included in the aggregate number of shares disclosed.

3 The deemed interest of Hong Leong Investment Holdings Pte. Ltd. in 230,866,817 shares, representing approximately 60.26% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

4 Mr. Kwek Leng Kee is deemed to have an interest in the 230,866,817 shares in which Davos Investment Holdings Private Limited ("Davos") is deemed to have an interest in, by virtue of his entitlement to exercise or control the exercise of one-third or more of the voting power at general meetings of Davos.

5 Farallon Capital Management, LLC is interested in these shares in its capacity as the investment manager.

6 Farallon Capital Offshore Investors, Inc is interested in these shares in its capacity as the beneficial owner.

7 Aberdeen Asset Management Plc is interested in these shares in its capacity as the investment manager and includes shares in which wholly owned controlled corporations of Aberdeen Asset Management Plc are interested.

Save as stated above, no person was interested in or had a short position in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO as at 31 December 2007.

## DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries, fellow subsidiaries or holding companies was a party, and in which a Director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

## ARRANGEMENTS TO ACQUIRE SHARES

Save as disclosed herein, at no time during the year was the Company or any of its subsidiaries, fellow subsidiaries or holding companies a party to any arrangements to enable any Director of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

## CONTROLLING SHAREHOLDERS' INTEREST

Save as disclosed herein, apart from transactions carried out in the normal course of business, there were no contracts of significance between the Company or any of its subsidiaries and a controlling shareholder or any of its subsidiaries or any contracts of any significance for the provision of services to the Company or any of its subsidiaries by a controlling shareholder or any of its subsidiaries.

## CONNECTED TRANSACTIONS

**Hotel Consultancy Services**

Hotel Consultancy Services are the property management consultancy services provided by the Group to M&C Hotel Interests Inc. ("M&CHI"). M&CHI is an indirect wholly-owned subsidiary of Millennium & Copthorne Hotels plc. Details of the transactions were set out in the press announcement dated 10 January 2003 as revised by the press announcement dated 11 June 2004. The cap amount for Hotel Consultancy Services is HK$9.5 million for each financial year.

The total revenue generated from the provision of Hotel Consultancy Services for the year ended 31 December 2007 amounted to HK$2.9 million (2006: HK$2.7 million).

The independent non-executive Directors have reviewed the Hotel Consultancy Services Transactions for the year under review and confirmed that the said transactions were conducted:

(i) in the ordinary and usual course of its business;

(ii) on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available from independent third parties; and

(iii) in accordance with the operating agreement.

The auditors have indicated in writing that based on the agreed-upon procedures:

(i) The transactions have been approved by the Directors;

(ii) Management has confirmed that they consider the transactions have been entered into in accordance with the terms of the Operating Agreement as amended by the Supplemental Agreement;

(iii) Where there are signed agreements or written acknowledgements, the auditors have obtained, on a sample basis, signed agreements/written acknowledgements of the service and related fee charges; and

(iv) The total revenue received by the Group in relation to the Hotel Consultancy Services transactions for the relevant financial year has not exceeded HK$9.5 million.

As the above procedures do not constitute either an audit or a review made in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants, the auditors did not express any assurance on the connected transactions for the year ended 31 December 2007.

**Other Related Party Transactions**

Other related party transactions are set out in note 25 to the financial statements, which either fall under the definition of "Continuing Connected Transactions" in Chapter 14A of the Listing Rules and are exempted under de minimis rules or does not fall into the definition of "connected transaction" or "continuing connected transaction".

## SERVICE CONTRACTS OF DIRECTORS

None of the Directors has a service contract with the Company or its subsidiaries.

## PRE-EMPTIVE RIGHTS

Under present Cayman Islands laws and the Articles of Association of the Company, no pre-emptive rights are imposed which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

## SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of its directors, the directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the year.

## CONFIRMATION OF INDEPENDENCE

The Company has received from each of the independent non-executive directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers all the independent non-executive directors to be independent.

## AUDITORS

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

**KWEK LENG BENG**
Chairman

25 February 2008

# INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF CITY E-SOLUTIONS LIMITED

*(Incorporated in the Cayman Islands with limited liability)*

We have audited the consolidated financial statements of City e-Solutions Limited (the "Company") set out on pages 37 to 80 which comprise the consolidated and Company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

## DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

## AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of the report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

**KPMG**
*Certified Public Accountants*
16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581

25 February 2008

# CONSOLIDATED INCOME STATEMENT

*for the year ended 31 December 2007*

| | Note | The Group 2007 HK$'000 | The Group 2006 HK$'000 |
|---|---|---|---|
| **Turnover** | 3 | **105,254** | 79,010 |
| Cost of sales | | **(22,189)** | (8,609) |
| **Gross profit** | | **83,065** | 70,401 |
| Other net (losses)/income | 4 | **(5,265)** | 46,717 |
| Administrative expenses | | **(56,627)** | (42,537) |
| **Profit from operations** | | **21,173** | 74,581 |
| Share of losses of associate | 16 | **(2,478)** | – |
| **Profit before taxation** | 5 | **18,695** | 74,581 |
| Income tax | 6 | **(2,488)** | 20,871 |
| **Profit for the year** | | **16,207** | 95,452 |
| **Attributable to:** | | | |
| Equity shareholders of the Company | 9 | **14,091** | 90,152 |
| Minority interests | | **2,116** | 5,300 |
| **Profit for the year** | | **16,207** | 95,452 |
| **Dividends payable to equity shareholders of the Company attributable to the year:** | | | |
| - Final dividend proposed after the balance sheet date HK3 cents per share (2006: HK6 cents per share) | 10 | **11,494** | 22,988 |
| ***Earnings per share*** | 11 | **HK cents** | **HK cents** |
| Basic | | **3.68** | 23.53 |

*The notes on pages 42 to 80 form part of these financial statements.*

# BALANCE SHEETS

*as at 31 December 2007*

| | Note | The Group 2007 HK$'000 | The Group 2006 HK$'000 | The Company 2007 HK$'000 | The Company 2006 HK$'000 |
|---|---|---|---|---|---|
| **Non-current assets** | | | | | |
| Plant and equipment | 13 | **7,626** | 6,587 | **4,349** | 5,457 |
| Intangible assets | 14 | **39,032** | 302 | **-** | - |
| Interests in subsidiaries | 15 | **-** | - | **259,600** | 189,441 |
| Interest in associate | 16 | **10,045** | - | **-** | - |
| Deferred tax assets | 18 | **17,906** | 21,083 | **-** | - |
| **Total non-current assets** | | **74,609** | 27,972 | **263,949** | 194,898 |
| **Current assets** | | | | | |
| Properties held for resale | | **17,473** | - | **-** | - |
| Trading securities | 19 | **114,226** | 181,641 | **106,623** | 176,122 |
| Trade and other receivables | 20 | **28,254** | 25,759 | **34,770** | 12,449 |
| Current tax recoverable | 6c | **328** | - | **-** | - |
| Cash and cash equivalents | 21 | **513,833** | 487,249 | **283,318** | 294,014 |
| | | **674,114** | 694,649 | **424,711** | 482,585 |
| **Current liabilities** | | | | | |
| Trade and other payables | 22 | **(50,509)** | (19,512) | **(7,321)** | (6,957) |
| Provision for taxation | 6c | **-** | (759) | **-** | (1,025) |
| | | **(50,509)** | (20,271) | **(7,321)** | (7,982) |
| **Net current assets** | | **623,605** | 674,378 | **417,390** | 474,603 |
| **Total assets less current liabilities** | | **698,214** | 702,350 | **681,339** | 669,501 |
| **NET ASSETS** | | **698,214** | 702,350 | **681,339** | 669,501 |
| **CAPITAL AND RESERVES** | 23 | | | | |
| Share capital | | **383,126** | 383,126 | **383,126** | 383,126 |
| Reserves | | **279,428** | 285,794 | **298,213** | 286,375 |
| **Total equity attributable to equity shareholders of the Company** | | **662,554** | 668,920 | **681,339** | 669,501 |
| **Minority interests** | | **35,660** | 33,430 | **-** | - |
| **TOTAL EQUITY** | | **698,214** | 702,350 | **681,339** | 669,501 |

Approved and authorised for issue by the board of directors on 25 February 2008.

**Kwek Leng Beng**
*Chairman*

**Gan Khai Choon**
*Director*

*The notes on pages 42 to 80 form part of these financial statements.*

# CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

*for the year ended 31 December 2007*

| | Note | The Group | | | |
|---|---|---|---|---|---|
| | | 2007 | | 2006 | |
| | | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| **Total equity at 1 January** | | | **702,350** | | 617,822 |
| **Net income recognised directly in equity:** | | | | | |
| - Exchange differences on translation of financial statements of overseas subsidiaries | 23 | **2,422** | | 570 | |
| - Exchange differences on monetary items forming part of net investment in a foreign operation | 23 | **223** | | - | |
| Net income for the year recognised directly in equity | | | **2,645** | | 570 |
| **Net profit for the year** | | | **16,207** | | 95,452 |
| **Total recognised income and expense for the year** | | | **18,852** | | 96,022 |
| Attributable to: | | | | | |
| Equity shareholders of the Company | | **16,622** | | 90,633 | |
| Minority interests | | **2,230** | | 5,389 | |
| | | **18,852** | | 96,022 | |
| Dividends declared or approved during the year | | | **(22,988)** | | (11,494) |
| **Total equity at 31 December** | | | **698,214** | | 702,350 |

*The notes on pages 42 to 80 form part of these financial statements.*

# CONSOLIDATED CASH FLOW STATEMENT

*for the year ended 31 December 2007*

| | Note | The Group 2007 HK$'000 | 2006 HK$'000 |
|---|---|---|---|
| **Operating activities** | | | |
| Profit before taxation | | **18,695** | 74,581 |
| Adjustments for: | | | |
| Interest income | 3 | **(23,159)** | (23,763) |
| Dividend income | 3 | **(6,264)** | (8,295) |
| Depreciation | 5 | **2,208** | 1,382 |
| Net profit on sale of plant and equipment | 4 | **–** | (16) |
| Amortisation of intangible assets | 5 | **62** | 66 |
| Impairment losses on trade receivables | 5 | **211** | 839 |
| Share of losses of associate | 16 | **2,478** | – |
| Net realised and unrealised losses/(gains) on trading securities | 4 | **16,086** | (27,882) |
| Net loss on forward foreign exchange contracts | 4 | **404** | 1,006 |
| Net foreign exchange gains | | **(3,261)** | (25,526) |
| | | **(11,235)** | (82,189) |
| **Operating profit/(loss) before changes in working capital** | | **7,460** | (7,608) |
| **Changes in working capital** | | | |
| Trade and other receivables | | **1,066** | (2,788) |
| Trade and other payables | | **16,944** | (1,023) |
| **Cash generated from/(used in) operations** | | **25,470** | (11,419) |
| Interest received | | **24,321** | 22,899 |
| Dividend received | | **7,240** | 3,600 |
| Dividends paid to shareholders | | **(22,988)** | (11,494) |
| Tax paid – overseas tax | | **(288)** | (444) |
| **Net cash generated from operating activities** | | **33,755** | 3,142 |

*The notes on pages 42 to 80 form part of these financial statements.*

# CONSOLIDATED CASH FLOW STATEMENT

*for the year ended 31 December 2007*

| | Note | The Group 2007 HK$'000 | 2006 HK$'000 |
|---|---|---|---|
| **Investing activities** | | | |
| Payment for purchase of plant and equipment | | **(1,694)** | (3,983) |
| Proceeds from sale of plant and equipment | | **-** | 820 |
| Payment for purchase of properties held for resale | | **(16,663)** | – |
| Proceeds from sale of trading securities | | **159,416** | 57,973 |
| Payment for purchase of trading securities | | **(99,914)** | (79,271) |
| Investment in associate | | **(12,491)** | – |
| Investment in jointly controlled entity, net of cash acquired | 17 | **(38,550)** | – |
| Purchase of intangible assets | | **-** | (24) |
| **Net cash used in investing activities** | | **(9,896)** | (24,485) |
| **Net increase/(decrease) in cash and cash equivalents** | | **23,859** | (21,343) |
| **Cash and cash equivalents at 1 January** | 21 | **487,249** | 497,335 |
| **Effect of foreign exchange rate changes** | | **2,725** | 11,257 |
| **Cash and cash equivalents at 31 December** | 21 | **513,833** | 487,249 |

**Significant non-cash transaction**

During the financial year, the Group received scrip dividends of HK$6,223,000 (2006: HK$1,095,000) from one of its investee companies.

*The notes on pages 42 to 80 form part of these financial statements.*

These notes form an integral part of the financial statements.

## 1. PRINCIPAL ACTIVITIES

The principal activities of the Company comprise those of investment holding and the provision of consultancy services.

The principal activities and other particulars of the subsidiaries are set out in note 15 to the financial statements.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### *(a) Statement of Compliance*

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (HKFRSs), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKASs) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (HKICPA), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are effective or available for early adoption for the current accounting period of the Group and the Company. The accounting policies of the Group after the adoption of these new developments to the extent that they are relevant to the Group have been summarised below. The adoption of these accounting standards did not have a significant effect on the Group's financial statements.

### *(b) Basis of Preparation of the Financial Statements*

The consolidated financial statements for the year ended 31 December 2007 comprise the Company, its subsidiaries and its interest in a jointly controlled entity (together referred to as the "Group") and the Group's interest in an associate.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- financial instruments classified as trading securities (see note 2(f)); and

- derivative financial instruments (see note 2(g)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 30.

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

### *(c) Subsidiaries and Minority Interests*

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from their activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(k)).

### *(d) Associate*

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets. The consolidated income statement includes the Group's share of the post-acquisition, post-tax results of the associate for the year.

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealised profits and losses resulting from transactions between the Group and its associate is eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investment in an associate is stated at cost less impairment losses (see note 2(k)).

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

### (e) Jointly Controlled Entity

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement established that the Group or one or more of the other parties share joint control over the economic activity of the entity.

The Group recognises its interest in jointly controlled entity using proportionate consolidation. The Group combines its share of each of the assets, liabilities, income and expenses of the jointly controlled entity with similar items on a line by line basis. Consistent accounting policies are applied for like transactions and events in similar circumstances.

An investment in a jointly controlled entity is proportionately consolidated into the consolidated financial statements from the date that joint control commences. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated to the extent of the Group's interest in the jointly controlled entity in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment until the date on which the Group ceases to have joint control over the jointly controlled entity.

### (f) Other Investments in Debt and Equity Securities

The Group's and the Company's policies for investments in debt and equity securities, other than investments in subsidiaries, associate and jointly controlled entity are as follows:

Investments in debt and equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below.

Investments in debt and equity securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss. The net gain or loss recognised in profit or loss does not include any dividends or interest earned on these investments as these are recognised in accordance with the policies set out in note 2(s)(iv) and (v).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

### (g) Derivative Financial Instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

### (h) Other Plant and Equipment

Plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(k)).

Gains or losses arising from the retirement or disposal of an item of plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in the profit or loss on the date of retirement or disposal.

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

### *(h) Other Plant and Equipment (cont'd)*

Depreciation is calculated to write off the cost of items of plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

| | | |
|---|---|---|
| Plant, machinery and equipment (comprising principally furniture and fixtures and office equipment) | – | 6% to 33.33% |
| Motor vehicles | – | 20% |

Both the useful life of an asset and its residual value, if any, are reviewed annually.

### *(i) Intangible Assets*

Intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortisation (where the estimated useful life is finite) and impairment losses (see note 2(k)).

Amortisation of intangible assets with finite useful lives is charged to the profit or loss on a straight-line basis over the assets' estimated useful lives. Trademarks with finite lives are amortised over their estimated useful lives of 15 years.

Both the period and method of amortisation are reviewed annually.

Trademarks are not amortised while their useful lives are assessed to be indefinite. Any conclusion that the useful life is indefinite is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If they do not, the change in the useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortisation of intangible assets with finite lives as set out above.

### *(j) Leased Assets*

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

(ii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

### *(k) Impairment of Assets*

(i) Impairment of receivables

Current and non-current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired, an impairment loss previously recognised no longer exists or may have decreased:
- plant and equipment;
- intangible assets;
- investments in subsidiaries, associate and jointly-controlled entity; and
- other investments in securities.

If any such indication exists, the asset's recoverable amount is estimated. In addition, for intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

- Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

### *(k) Impairment of Assets (cont'd)*

(ii) Impairment of other assets (cont'd)

- Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the others assets in the unit (or group of units) on a pro-rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

- Reversal of impairment losses

In respect of assets, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with HKAS 34, *Interim financial reporting*, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 2(k)(i) and (ii)).

### *(l) Properties held for resale*

Properties held for resale are those properties which are held with the intention of sale in the ordinary course of business. They are stated at the lower of cost and net realisable value. Net realisable value represents the estimated selling price less costs to be incurred for selling the property.

The cost of properties held for resale comprises acquisition costs and other related expenditure.

### *(m) Trade and other receivables*

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 2(k)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts (see note 2(k)).

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

### *(n) Trade and other payables*

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

### *(o) Cash and cash equivalents*

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

### *(p) Employee Benefits*

(i) Short-term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

### *(q) Liability for Unpaid Insurance Claims*

Liability for unpaid insurance claims are based on claims filed and estimates for claims incurred but not reported.

### *(r) Income Tax*

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

### *(r) Income Tax (cont'd)*

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

### *(s) Revenue Recognition*

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit or loss as follows:

(i) Hotel management revenue

Revenue arising from hotel management services, reservation distribution and payroll services is recognised when the relevant services are delivered.

(ii) Insurance and risk management revenue

Revenue arising from insurance and risk management services, where the Group acts as an agent and does not assume underwriting risk, is recognised based on the net amount retained or the amount billed to the customer less the amount paid to suppliers.

For risk management services where the Company acts as an agent and does not assume any underwriting risk, revenue is recorded as the net amount earned as fees rather than the gross amount of insurance premiums and related costs.

(iii) Course Fees

Tuition fees, course fees and related instruction costs are recognised over the period of instruction on a straight-line basis.

(iv) Interest income

Interest income is recognised as it accrues using the effective interest method.

(v) Dividends

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(vi) Sale of properties

Revenue arising from sale of properties held for sale is recognised upon the signing of the sale and purchase agreement or the issue of an occupation permit by the relevant government authorities, whichever is the later. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits and instalments received.

### *(t) Translation of Foreign Currencies*

(i) Foreign currency transactions

Foreign currency transactions during the year are translated at the foreign exchange rates ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in the profit or loss.

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

### *(t) Translation of Foreign Currencies (cont'd)*

(ii) Foreign operations

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1 January 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before 1 January 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(iii) Net investment in a foreign operation

Exchange differences arising from monetary items that in substance form part of the Company's net investment in a foreign operation are recognised in the Company's income statement. Such exchange differences are reclassified to equity in the consolidated financial statements. When the foreign operation is disposed of, the cumulative amount in equity is transferred to the income statement as an adjustment to the profit or loss arising on disposal.

### *(u) Related Parties*

For the purpose of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

### *(v) Segment Reporting*

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include trade receivables and plant and equipment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise tax balances.

## 3. TURNOVER

Turnover of the Group comprises revenue from hospitality related services, provision of education and learning related services, dividend income and interest income. The amount of each significant category of revenue recognised in turnover during the year is as follows:

| | The Group | |
|---|---|---|
| | **2007** | **2006** |
| | **HK$'000** | **HK$'000** |
| Hospitality related services | **53,166** | 46,952 |
| Education related services | **22,665** | – |
| Investment holding | **29,423** | 32,058 |
| | **105,254** | 79,010 |

Included in turnover above is:

| | The Group | |
|---|---|---|
| | **2007** | **2006** |
| | **HK$'000** | **HK$'000** |
| Dividend income : | | |
| - listed securities | **6,264** | 1,095 |
| - unlisted securities | **–** | 7,200 |
| | **6,264** | 8,295 |
| Interest income : | | |
| - listed securities | **846** | 1,596 |
| - others | **22,313** | 22,167 |
| | **23,159** | 23,763 |

## 4. OTHER NET (LOSSES)/INCOME

| | The Group | |
|---|---|---|
| | **2007** | **2006** |
| | **HK$'000** | **HK$'000** |
| Advisory fee | **1,441** | – |
| Membership fees from education advisors | **862** | – |
| Net loss on forward foreign exchange contracts | **(404)** | (1,006) |
| Net profit on sale of plant and equipment | **–** | 16 |
| Net realised and unrealised (losses)/gains on trading securities | **(16,086)** | 27,882 |
| Net realised and unrealised foreign exchange gains | **8,666** | 19,460 |
| Others | **256** | 365 |
| | **(5,265)** | 46,717 |

## 5. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging:

| | The Group | |
|---|---|---|
| | **2007** | **2006** |
| | **HK$'000** | **HK$'000** |
| ***Staff costs*** | | |
| Contributions to defined contribution plan | **1,012** | 485 |
| Salaries, wages and other benefits | **35,551** | 28,090 |
| | **36,563** | 28,575 |
| ***Other items*** | | |
| Amortisation of intangible assets | **62** | 66 |
| Auditors' remuneration | | |
| - audit services | **1,030** | 822 |
| - tax services | **17** | 50 |
| - other services | **455** | 296 |
| Depreciation of plant and equipment | **2,208** | 1,382 |
| Impairment losses on trade receivables | **211** | 839 |
| Operating lease charges: minimum lease payments on property rentals | **3,130** | 776 |

## 6. INCOME TAX

***(a) Taxation in the consolidated income statement represents:***

| | The Group | |
|---|---|---|
| | **2007** | **2006** |
| | **HK$'000** | **HK$'000** |
| **Current tax – Hong Kong** | | |
| Over-provision in respect of prior years | **(1,025)** | – |
| **Current tax - Overseas** | | |
| Provision for the year | **226** | 217 |
| Over-provision in respect of prior years | **–** | (39) |
| | **226** | 178 |
| **Deferred tax** | | |
| - Origination and reversal of temporary differences | **835** | 2,276 |
| - Utilisation of deferred tax assets previously recognised | **3,511** | – |
| - Recognition of deferred tax assets | **(1,059)** | (23,325) |
| | **3,287** | (21,049) |
| | **2,488** | (20,871) |

The provision for Hong Kong profits tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profits for the year ended 31 December 2007. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

***(b) Reconcilliation between tax expense and accounting profit at applicable tax rates:***

| | **2007** | **2006** |
|---|---|---|
| | **HK$'000** | **HK$'000** |
| Profit before taxation | **18,695** | 74,581 |
| Income tax using Hong Kong tax rates | **3,271** | 13,052 |
| Tax effect of non-taxable income | **(8,301)** | (13,516) |
| Tax effect of non-deductible expenses | **5,128** | 1,481 |
| Effect of tax rates in foreign jurisdictions | **4,205** | 1,341 |
| Current year's deferred tax assets not recognised | **269** | 135 |
| Recognition of deferred tax assets | **(1,059)** | (23,325) |
| Over-provision in respect of prior years | **(1,025)** | (39) |
| Actual tax expense/(credit) | **2,488** | (20,871) |

## 6. INCOME TAX (CONT'D)

### *(c) Current taxation in the balance sheet represents:*

| | The Group | | The Company | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| Balance of Hong Kong Profits Tax provision relating to prior years | – | 1,025 | – | 1,025 |
| Provisional Overseas Tax paid | (328) | (266) | – | – |
| | (328) | 759 | – | 1,025 |

## 7. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

| | Directors' fees HK$'000 | Salaries, allowances and benefits in kind HK$'000 | Discretionary bonuses HK$'000 | Retirement scheme contributions HK$'000 | 2007 Total HK$'000 |
|---|---|---|---|---|---|
| ***Executive Directors*** | | | | | |
| Kwek Leng Beng | 750 | – | – | – | 750 |
| Vincent Yeo Wee Eng | 100 | 1,341 | – | 33 | 1,474 |
| Kwek Leng Joo | 200 | – | – | – | 200 |
| Kwek Leng Peck | 200 | – | – | – | 200 |
| Gan Khai Choon | 200 | – | – | – | 200 |
| Lawrence Yip Wai Lam | 100 | 113 | – | – | 213 |
| ***Non-Executive Directors*** | | | | | |
| Wong Hong Ren | 200 | 415 | – | – | 615 |
| Hon. Chan Bernard Charnwut | 194 | – | – | – | 194 |
| ***Independent Non-Executive Directors*** | | | | | |
| Dr. Lo Ka Shui | 100 | – | – | – | 100 |
| Lee Jackson @ Li Chik Sin | 288 | – | – | – | 288 |
| Teoh Teik Kee | 194 | – | – | – | 194 |
| | 2,526 | 1,869 | – | 33 | 4,428 |

## 7. DIRECTORS' REMUNERATION (CONT'D)

| | Directors' fees HK$'000 | Salaries, allowances and benefits in kind HK$'000 | Discretionary bonuses HK$'000 | Retirement scheme contributions HK$'000 | 2006 Total HK$'000 |
|---|---|---|---|---|---|
| ***Executive Directors*** | | | | | |
| Kwek Leng Beng | 750 | – | – | – | 750 |
| Vincent Yeo Wee Eng | 100 | 1,168 | 16 | 27 | 1,311 |
| Kwek Leng Joo | 200 | – | – | – | 200 |
| Kwek Leng Peck | 200 | – | – | – | 200 |
| Gan Khai Choon | 200 | – | – | – | 200 |
| Lawrence Yip Wai Lam | 100 | 52 | – | – | 152 |
| ***Non-Executive Directors*** | | | | | |
| Wong Hong Ren | 200 | 396 | – | – | 596 |
| Hon. Chan Bernard Charnwut | 194 | – | – | – | 194 |
| ***Independent Non-Executive Directors*** | | | | | |
| Dr. Lo Ka Shui | 100 | – | – | – | 100 |
| Lee Jackson @ Li Chik Sin | 288 | – | – | – | 288 |
| Teoh Teik Kee | 194 | – | – | – | 194 |
| | 2,526 | 1,616 | 16 | 27 | 4,185 |

## 8. INDIVIDUAL WITH HIGHEST EMOLUMENTS

Of the five individuals with the highest emoluments, three (2006: three) are directors whose emoluments are disclosed in note 7. The aggregate of the emoluments in respect of the other two (2006: two) individuals are as follows:

| | The Group | |
|---|---|---|
| | **2007 HK$'000** | **2006 HK$'000** |
| Salaries and other emoluments | **1,404** | 1,269 |
| Discretionary bonuses | **518** | 57 |
| Retirement scheme contributions | **55** | 42 |
| | **1,977** | 1,368 |

The emoluments of the two (2006: two) individuals with the highest emoluments are within the following band.

| | 2007 Number of individuals | 2006 Number of individuals |
|---|---|---|
| HK$Nil – HK$1,000,000 | **1** | 2 |
| HK$1,000,001 – HK$1,500,000 | **1** | – |

## 9. PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company includes a profit of HK$34,826,000 (2006: HK$90,892,000) which has been dealt with in the Company's financial statements.

## 10. DIVIDENDS

### *(a) Dividends payable to equity shareholders of the Company attributable to the year*

| | The Group | |
|---|---|---|
| | 2007 | 2006 |
| | HK$'000 | HK$'000 |
| Final dividend proposed after the balance sheet date of HK3 cents per share (2006: HK6 cents per share) | **11,494** | 22,988 |

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

### *(b) Dividends attributable to the previous financial year, approved and paid during the year*

| | The Group | |
|---|---|---|
| | 2007 | 2006 |
| | HK$'000 | HK$'000 |
| Final dividend in respect of the previous financial year, approved and paid during the year, of HK6 cents per share (2006: HK3 cents per share) | **22,988** | 11,494 |

## 11. EARNINGS PER SHARE

### *(a) Basic earnings per share*

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of HK$14,091,000 (2006: HK$90,152,000) and 383,125,524 (2006: 383,125,524) ordinary shares in issue during the year.

### *(b) Diluted earnings per share*

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

## 12. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

**Business segments**

The Group comprises the following main business segments:

Investment holding:The activities of investing.

Hospitality related services:The provision of hotel management services, hotel reservation, and revenue management services, risk management services and procurement services.

Education related services:The provision of education and learning related services.

## 12. SEGMENT REPORTING (CONT'D)

| | Investment Holding | | Hospitality Related Services | | Education Related Services | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | 2007 HK$'000 | 2006 HK$'000 | 2007 HK$'000 | 2006 HK$'000 | 2007 HK$'000 | 2006 HK$'000 | 2007 HK$'000 | 2006 HK$'000 |
| Revenue from external customers | **29,423** | 32,058 | **53,166** | 46,952 | **22,665** | – | **105,254** | 79,010 |
| Profit from operations | **7,375** | 66,944 | **12,573** | 7,637 | **1,225** | – | **21,173** | 74,581 |
| Share of losses of associate | – | – | **(2,478)** | – | – | – | **(2,478)** | – |
| Profit before taxation | | | | | | | **18,695** | 74,581 |
| Income tax | | | | | | | **(2,488)** | 20,871 |
| Profit after taxation | | | | | | | **16,207** | 95,452 |
| Depreciation and amortisation for the year | **1,108** | 950 | **585** | 498 | **577** | – | **2,270** | 1,448 |
| Segment assets | **580,314** | 634,164 | **75,458** | 67,374 | **64,672** | – | **720,444** | 701,538 |
| Investment in associate | – | – | **10,045** | – | – | – | **10,045** | – |
| Unallocated assets | | | | | | | **18,234** | 21,083 |
| Total assets | | | | | | | **748,723** | 722,621 |
| Segment liabilities | **7,072** | 6,051 | **20,358** | 13,461 | **23,079** | – | **50,509** | 19,512 |
| Unallocated liabilities | | | | | | | – | 759 |
| Total liabilities | | | | | | | **50,509** | 20,271 |
| Capital expenditure incurred during the year | – | 3,748 | **609** | 259 | **1,085** | – | **1,694** | 4,007 |

## 12. SEGMENT REPORTING (CONT'D)

**Geographical segments**

The Group's investing activities are mainly carried out in Hong Kong and Singapore. The hospitality related services are carried out by the subsidiaries based in the United States. The education related services are carried out by the jointly controlled entity in Singapore.

In presenting information on the basis of geographical segments, segment revenue in relation to investment holding is based on the geographical location of investments. Segment revenue in relation to hospitality related services and education related services is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

| | Hong Kong | | United States | | Singapore | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| Revenue from external customers | **19,208** | 23,491 | **58,832** | 51,991 | **27,214** | 3,528 | **105,254** | 79,010 |
| Segment assets | **389,939** | 460,924 | **240,255** | 214,213 | **90,250** | 26,401 | **720,444** | 701,538 |
| Capital expenditure incurred during the year | **–** | 619 | **609** | 259 | **1,085** | 3,129 | **1,694** | 4,007 |

## 13. PLANT AND EQUIPMENT

### *(a) The Group*

| | Plant, Machinery and Equipment HK$'000 | Motor Vehicles HK$'000 | Total HK$'000 |
|---|---|---|---|
| **Cost** | | | |
| At 1 January 2006 | 12,609 | 5,086 | 17,695 |
| Exchange adjustments | 18 | – | 18 |
| Additions | 291 | 3,692 | 3,983 |
| Disposals | (33) | (2,352) | (2,385) |
| Written off during the year | (3,202) | – | (3,202) |
| At 31 December 2006 | 9,683 | 6,426 | 16,109 |
| At 1 January 2007 | 9,683 | 6,426 | 16,109 |
| Exchange adjustments | 130 | – | 130 |
| Acquisition of interest in jointly controlled entity (Note 17) | 1,465 | – | 1,465 |
| Additions | 1,694 | – | 1,694 |
| Written off during the year | (293) | – | (293) |
| At 31 December 2007 | 12,679 | 6,426 | 19,105 |
| **Accumulated depreciation** | | | |
| At 1 January 2006 | 11,235 | 1,675 | 12,910 |
| Exchange adjustments | 13 | – | 13 |
| Charge for the year | 475 | 907 | 1,382 |
| Disposals | (33) | (1,548) | (1,581) |
| Written off during the year | (3,202) | – | (3,202) |
| At 31 December 2006 | 8,488 | 1,034 | 9,522 |
| At 1 January 2007 | 8,488 | 1,034 | 9,522 |
| Exchange adjustments | 42 | – | 42 |
| Charge for the year | 1,119 | 1,089 | 2,208 |
| Written off during the year | (293) | – | (293) |
| At 31 December 2007 | 9,356 | 2,123 | 11,479 |
| **Net book value** | | | |
| At 31 December 2007 | 3,323 | 4,303 | 7,626 |
| At 31 December 2006 | 1,195 | 5,392 | 6,587 |

## 13. PLANT AND EQUIPMENT (CONT'D)

### *(b) The Company*

| | Plant, Machinery and Equipment HK$'000 | Motor Vehicles HK$'000 | Total HK$'000 |
|---|---|---|---|
| **Cost** | | | |
| At 1 January 2006 | 2,972 | 5,086 | 8,058 |
| Additions | 56 | 3,692 | 3,748 |
| Disposals | (33) | (2,352) | (2,385) |
| At 31 December 2006 | 2,995 | 6,426 | 9,421 |
| At 1 January 2007 | 2,995 | 6,426 | 9,421 |
| Written off | (43) | – | (43) |
| At 31 December 2007 | 2,952 | 6,426 | 9,378 |
| **Accumulated depreciation** | | | |
| At 1 January 2006 | 2,920 | 1,675 | 4,595 |
| Charge for the year | 43 | 907 | 950 |
| Disposals | (33) | (1,548) | (1,581) |
| At 31 December 2006 | 2,930 | 1,034 | 3,964 |
| At 1 January 2007 | 2,930 | 1,034 | 3,964 |
| Charge for the year | 19 | 1,089 | 1,108 |
| Written off | (43) | – | (43) |
| At 31 December 2007 | 2,906 | 2,123 | 5,029 |
| **Net book value** | | | |
| At 31 December 2007 | 46 | 4,303 | 4,349 |
| At 31 December 2006 | 65 | 5,392 | 5,457 |

## 14. INTANGIBLE ASSETS

| | The Group Trademarks HK$'000 |
|---|---|
| **Cost** | |
| At 1 January 2006 | 1,031 |
| Additions | 24 |
| Exchange adjustments | 2 |
| At 31 December 2006 | 1,057 |
| At 1 January 2007 | 1,057 |
| Acquisition of interest in jointly controlled entity (Note 17) | 37,035 |
| Exchange adjustments | 1,707 |
| At 31 December 2007 | 39,849 |
| **Amortisation and Impairment Losses** | |
| At 1 January 2006 | 688 |
| Charge for the year | 66 |
| Exchange adjustments | 1 |
| At 31 December 2006 | 755 |
| At 1 January 2007 | 755 |
| Charge for the year | 62 |
| At 31 December 2007 | 817 |
| **Net book value** | |
| At 31 December 2007 | 39,032 |
| At 31 December 2006 | 302 |

The amortisation charge for the year is included in "administrative expenses" in the consolidated income statement.

As at 31 December 2007, the intangible assets include the Group's share of the jointly controlled entity's trademarks amounting to HK$37,085,000 (2006: Nil). These trademarks have indefinite useful lives and are not amortised.

There is no contractual or other legal rights that restrict the use of the trademarks and the jointly controlled entity has the requisite resources to manage the trademarks efficiently. The jointly controlled entity operates in an industry that is stable with regard to customer demand. While there may be demand fluctuations in the short run, demand is consistent in the industry in the long run.

## 14. INTANGIBLE ASSETS (CONT'D)

### Impairment test for trademarks with indefinite useful lives

The management tests the trademarks for impairment annually, or more frequently if there are indications that the trademarks might be impaired.

The recoverable amount of the trademarks is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by the management covering a five-year period.

Key assumptions used for value-in-use calculations:

| | **2007** |
|---|---|
| | **%** |
| Growth in revenue year-on-year | 7 |
| Gross profit margin | 60 |
| Discount rate | 8 |

The growth in revenue and gross profit margin are based on past performance and management's expectations of market development. The discount rate used is pre-tax and reflects the specific risks relating to the jointly controlled entity.

Any adverse change in assumptions could reduce the recoverable amount to below the present carrying amount. All assumptions are in line with the management's understanding of the business environment in which the jointly controlled entity operates. The key assumptions will be reviewed periodically in accordance with HKAS 36, *Impairment of Assets*.

## 15. INTERESTS IN SUBSIDIARIES

| | **The Company** | |
|---|---|---|
| | **2007** | **2006** |
| | **HK$'000** | **HK$'000** |
| **Unlisted equity shares, at cost :** | | |
| At beginning of the year | **220,860** | 220,860 |
| Additions during the year | **38,740** | – |
| At end of the year | **259,600** | 220,860 |
| Less : Impairment loss | **-** | (31,419) |
| | **259,600** | 189,441 |

During the financial year, the Group incorporated two wholly owned subsidiaries, CES Education Holdings Pte. Ltd. and CES Hospitality Holdings Limited with total paid up share capital of HK$38,740,000 and HK$1 respectively.

In prior years, in view of losses incurred by a subsidiary, the Company assessed the recoverable amount of the subsidiary. Based on this assessment, the carrying amount of this subsidiary was written down. In 2007, following improvements in the subsidiary's operating cash flows and results, the Company reassessed its estimates and HK$31,419,000 (2006: HK$30,700,000) of the impairment loss previously recognised was reversed.

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

## 15. INTERESTS IN SUBSIDIARIES (CONT'D)

| Company Name/ Principal Activities | Place of Incorporation and Operation | Particulars of Issued and Paid Up Capital | Proportion of Ownership Interest | | |
|---|---|---|---|---|---|
| | | | Group's Effective Interest % | Held by Company % | Held by Subsidiary % |
| **Principal direct and indirect subsidiaries** | | | | | |
| SWAN Holdings Limited (Investment holding) | Bermuda | 33,345,333 shares of US$1 each | 85 | 85 | – |
| SWAN USA, Inc. (Holding company) | United States of America | 100 common stocks of US$0.01 each | 85 | – | 100 |
| Richfield Hospitality Inc. (Investment holding and provision of hospitality related services) | United States of America | 100 common stocks of US$1,000.01 each | 85 | – | 100 |
| Sceptre Hospitality Resources Inc. (Provision of reservation system services) | United States of America | 100 common stocks of US$0.01 each | 85 | – | 100 |

## 16. INTEREST IN ASSOCIATE

| | The Group | |
|---|---|---|
| | 2007 | 2006 |
| | HK$'000 | HK$'000 |
| Unlisted shares, at cost | –* | – |
| Share of net liabilities | (2,020) | – |
| Loan to associate | 12,065 | – |
| | 10,045 | – |

* Less than HK$1,000.

The loan to associate is denominated in US dollars and is non-trade in nature, unsecured and interest-free. The settlement of the amount is neither planned nor likely to occur in the foreseeable future. As this amount is, in substance, a part of the Group's net investment in the associate, it is stated at cost less accumulated impairment.

Details of the Group's interest in the associate are as follows:

| Name of Associate/ Principal Activities | Form of Business Structure | Place of Incorporation and Operation | Particulars of Issued and Paid Up Capital | Proportion of Ownership Interest: Group's Effective Interest % | Proportion of Ownership Interest: Held by Subsidiary % |
|---|---|---|---|---|---|
| Tune Hospitality Investments FZCO (To develop and own a portfolio of "no-frills" limited service hotels in ASEAN) | Incorporated | Dubai/ ASEAN | 5 shares of Dhs 100,000 each | 40 | 40 |

The summarised financial information in respect of the Group's associate is set out below:

| | Assets HK$'000 | Liabilities HK$'000 | Equity HK$'000 | Revenue HK$'000 | Loss HK$'000 |
|---|---|---|---|---|---|
| **2007** | | | | | |
| 100 per cent | 26,398 | (31,448) | 5,050 | 33 | (6,195) |
| Group's effective interest | 10,559 | (12,579) | 2,020 | 13 | (2,478) |

## 17. INTEREST IN JOINTLY CONTROLLED ENTITY

On 1 June 2007, the Group acquired a 50% equity interest in MindChamps Holdings Pte. Ltd. ("MindChamps").

Details of the Group's interest in the jointly controlled entity are as follows:

| Name of Jointly Controlled Entity/ Principal Activities | Form of Business Structure | Place of Incorporation and Operation | Particulars of Issued and Paid Up Capital | Proportion of Ownership Interest Group's Effective Interest % | Held by Subsidiary % |
|---|---|---|---|---|---|
| MindChamps Holdings Pte. Ltd. (Provision of education and learning related services) | Incorporated | Singapore | 15,000,000 shares | 50 | 50 |

The effect of the acquisition of the interest in the jointly controlled entity is set out below:

| | Fair value and carrying amounts HK$'000 |
|---|---|
| Plant and equipment | 1,465 |
| Intangible assets | 37,085 |
| Trade and other receivables | 12,876 |
| Trade and other payables | (12,876) |
| Net identifiable assets and liabilities – Group's 50% share | 38,550 |
| Consideration paid, satisfied in cash | 38,550 |

The jointly controlled entity was dormant from its incorporation date to 30 May 2007 when it acquired certain plant and equipment, intangible assets, trade and other receivables and trade and other payables. The Group acquired a 50% equity interest in MindChamps on 1 June 2007. Accordingly, had the Group's acquisition of the jointly controlled entity taken place at the beginning of the financial year, there would not be any significant impact on the Group's results for the current year.

Summary financial information on jointly controlled entity – the Group's effective interest:

| | 2007 HK$'000 | 2006 HK$'000 |
|---|---|---|
| Non-current assets | **41,948** | – |
| Current assets | **23,823** | – |
| Current liabilities | **(23,079)** | – |
| Net assets | **42,692** | – |
| Turnover | **22,693** | – |
| Expenses | **(20,409)** | – |
| Profit for the year | **2,284** | – |

## 18. DEFERRED TAX ASSETS

### (a) *Deferred tax assets recognised:*

**The Group**

The components of deferred tax assets recognised in the consolidated balance sheet and the movements during the year are as follows:

| | Tax losses HK$'000 | Deductible temporary differences HK'$000 | Investment Allowances HK'$000 | Total HK$'000 |
|---|---|---|---|---|
| **Deferred tax arising from:** | | | | |
| At 1 January 2006 | - | - | – | – |
| Credited to profit or loss | 18,152 | 2,897 | – | 21,049 |
| Exchange adjustments | 29 | 5 | – | 34 |
| At 31 December 2006 | 18,181 | 2,902 | – | 21,083 |
| At 1 January 2007 | 18,181 | 2,902 | – | 21,083 |
| (Charged)/credited to profit or loss | (3,511) | (835) | 1,059 | (3,287) |
| Exchange adjustments | 61 | 9 | 40 | 110 |
| At 31 December 2007 | 14,731 | 2,076 | 1,099 | 17,906 |

### (b) *Deferred tax assets not recognised:*

The following temporary differences have not been recognised:

| | The Group and Company | |
|---|---|---|
| | 2007 HK$'000 | 2006 HK$'000 |
| Deductible temporary differences | **1,076** | 1,070 |
| Tax losses | **26,720** | 25,227 |
| | **27,796** | 26,297 |

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group and the Company can utilise the benefits. Tax losses of HK$26,720,000 (2006: HK$25,227,000) do not expire under the respective countries' tax legislations.

## 19. TRADING SECURITIES

| | The Group | | The Company | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| **Equity securities (at market value)** | | | | |
| - Listed outside Hong Kong | | | | |
| - fellow subsidiaries | **67,725** | 96,391 | **67,725** | 96,391 |
| **Debt securities (at market value)** | | | | |
| - Listed outside Hong Kong | **–** | 61,947 | **–** | 61,947 |
| **Other securities (at market value)** | | | | |
| - Unlisted | **46,501** | 23,303 | **38,898** | 17,784 |
| | **114,226** | 181,641 | **106,623** | 176,122 |

Included in other financial assets is an amount of HK$7,603,000 (2006: HK$5,519,000) relating to investment securities held in respect of the Group's defined contribution plan (see note 27).

## 20. TRADE AND OTHER RECEIVABLES

| | The Group | | The Company | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| Trade receivables | **16,791** | 12,894 | **737** | 439 |
| Less | | | | |
| Allowance for doubtful debts (note 20(b)) | **(219)** | (949) | **–** | – |
| | **16,572** | 11,945 | **737** | 439 |
| Other receivables, deposits and prepayments | **10,145** | 5,861 | **1,815** | 2,639 |
| Amounts owing by subsidiaries | **–** | – | **32,034** | 1,529 |
| Amounts owing by affiliated companies | **652** | 278 | **184** | 167 |
| Amounts owing by other shareholder of jointly controlled entity | **885** | – | **–** | – |
| Dividend receivable | **–** | 7,200 | **–** | 7,200 |
| Derivative financial instruments | **–** | 475 | **–** | 475 |
| | **28,254** | 25,759 | **34,770** | 12,449 |

All trade and other receivables are expected to be recovered within one year. The amounts owing by subsidiaries, affiliated companies and other shareholder of jointly controlled entity are unsecured, interest-free and repayable on demand.

Affiliated companies comprise subsidiaries of the holding company.

## 20. TRADE AND OTHER RECEIVABLES (CONT'D)

### *(a) Ageing analysis*

The ageing analysis of trade receivables (net of impairment losses) is as follows:

| | The Group | | The Company | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| Current or less than 1 month overdue | **11,654** | 8,867 | **40** | – |
| 1 to 3 months overdue | **1,873** | 1,075 | **681** | 9 |
| More than 3 months overdue but less than 12 months overdue | **3,045** | 2,003 | **16** | 430 |
| | **16,572** | 11,945 | **737** | 439 |

The Group's credit policy is set out in note 24. Trade receivables are due within 30 days from the date of billing.

### *(b) Impairment of trade receivables*

Impairment losses in respect of trade receivables are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade debtors directly.

The movement in the allowance for doubtful debts during the year is as follows:

| | The Group | | The Company | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | HK$'000 | HK$'000 | HK$'000 | HK$'000 |
| At 1 January | **949** | 1,648 | **–** | 155 |
| Impairment loss recognised/(reversed) | **211** | 839 | **–** | (108) |
| Uncollectible amounts written off | **(944)** | (1,542) | **–** | (47) |
| Exchange adjustments | **3** | 4 | **–** | – |
| At 31 December | **219** | 949 | **–** | – |

## 20. TRADE AND OTHER RECEIVABLES (CONT'D)

### *(c) Trade receivables that are not impaired*

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

| | The Group | | The Company | |
|---|---|---|---|---|
| | 2007 HK$'000 | 2006 HK$'000 | 2007 HK$'000 | 2006 HK$'000 |
| Neither past due nor impaired | **6,818** | 5,650 | **40** | – |
| Less than 1 month overdue | **4,836** | 3,217 | **681** | 9 |
| 1 to 3 months overdue | **1,873** | 1,075 | **–** | – |
| | **6,709** | 4,292 | **681** | 9 |
| | **13,527** | 9,942 | **721** | 9 |

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to customers having a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

## 21. CASH AND CASH EQUIVALENTS

| | The Group | | The Company | |
|---|---|---|---|---|
| | 2007 HK$'000 | 2006 HK$'000 | 2007 HK$'000 | 2006 HK$'000 |
| Deposits with banks and other financial institutions | **449,995** | 444,264 | **277,086** | 286,192 |
| Cash at bank and in hand | **63,838** | 42,985 | **6,232** | 7,822 |
| | **513,833** | 487,249 | **283,318** | 294,014 |

The weighted average effective interest rates per annum relating to cash and cash equivalents at the balance sheet date for the Group and the Company are 4.75% (2006: 4.76%) and 5.05% (2006: 4.65%) respectively. Interest rates reprice at intervals within twelve months.

## 22. TRADE AND OTHER PAYABLES

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** |
| | **HK$'000** | **HK$'000** | **HK$'000** | **HK$'000** |
| Trade payables | **6,218** | 1,281 | **70** | 204 |
| Other payables and accrued charges | **44,291** | 18,231 | **7,251** | 6,753 |
| | **50,509** | 19,512 | **7,321** | 6,957 |

All of the trade and other payables are expected to be settled within one year.

Included in trade and other payables are trade payables with the following ageing analysis as of the balance sheet date:

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** |
| | **HK$'000** | **HK$'000** | **HK$'000** | **HK$'000** |
| Due within 1 month or on demand | **48,140** | 19,158 | **7,205** | 6,864 |
| Due after 1 month but within 3 months | **2,049** | 269 | **78** | 8 |
| Due after 3 months but within 6 months | **320** | 85 | **38** | 85 |
| | **50,509** | 19,512 | **7,321** | 6,957 |

## 23. CAPITAL AND RESERVES

### *(a) The Group*

| | Share Capital HK$'000 | Exchange Reserve HK$'000 | Revenue Reserve HK$'000 | Total HK$'000 | Minority Interests HK$'000 | Total Equity HK$'000 |
|---|---|---|---|---|---|---|
| At 1 January 2006 | 383,126 | (519) | 207,174 | 589,781 | 28,041 | 617,822 |
| Dividends approved in respect of the previous financial year (Note 10(b)) | – | – | (11,494) | (11,494) | – | (11,494) |
| Profit for the year | – | – | 90,152 | 90,152 | 5,300 | 95,452 |
| Exchange differences on translation of financial statements of foreign subsidiaries | – | 481 | – | 481 | 89 | 570 |
| At 31 December 2006 | 383,126 | (38) | 285,832 | 668,920 | 33,430 | 702,350 |
| At 1 January 2007 | 383,126 | (38) | 285,832 | 668,920 | 33,430 | 702,350 |
| Dividends approved in respect of the previous financial year (Note 10(b)) | – | – | (22,988) | (22,988) | – | (22,988) |
| Profit for the year | – | – | 14,091 | 14,091 | 2,116 | 16,207 |
| Exchange differences on translation of financial statements of foreign subsidiaries | – | 2,308 | – | 2,308 | 114 | 2,422 |
| Exchange differences on monetary items forming part of net investment in a foreign operation | – | 223 | – | 223 | – | 223 |
| At 31 December 2007 | 383,126 | 2,493 | 276,935 | 662,554 | 35,660 | 698,214 |

## 23. CAPITAL AND RESERVES (CONT'D)

***(b) The Company***

| | Share Capital HK$'000 | Revenue Reserve HK$'000 | Total HK$'000 |
|---|---|---|---|
| At 1 January 2006 | 383,126 | 206,977 | 590,103 |
| Dividends approved in respect of the previous financial year (Note 10(b)) | – | (11,494) | (11,494) |
| Profit for the year | – | 90,892 | 90,892 |
| At 31 December 2006 | 383,126 | 286,375 | 669,501 |
| At 1 January 2007 | 383,126 | 286,375 | 669,501 |
| Dividends approved in respect of the previous financial year (Note 10(b)) | – | (22,988) | (22,988) |
| Profit for the year | – | 34,826 | 34,826 |
| At 31 December 2007 | 383,126 | 298,213 | 681,339 |

***(c) Share capital***

(i) Authorised and issued share capital

| | The Company | | | |
|---|---|---|---|---|
| | 2007 | | 2006 | |
| | No. of shares | HK$'000 | No. of shares | HK$'000 |
| **Authorised:** | | | | |
| Ordinary shares of HK$1 each | **2,720,615,042** | **2,720,615** | 2,720,615,042 | 2,720,615 |

| | The Company | | | |
|---|---|---|---|---|
| | 2007 | | 2006 | |
| | No. of shares | HK$'000 | No. of shares | HK$'000 |
| **Issued and fully paid:** | | | | |
| Ordinary shares of HK$1 each | **383,125,524** | **383,126** | 383,125,524 | 383,126 |

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

## 23. CAPITAL AND RESERVES (CONT'D)

### *(c) Share capital (cont'd)*

(ii) Share option scheme

The Share Option Scheme (the "2005 Scheme") for eligible persons, including employees (including the executive directors) and non-executive directors of the Company and its associates, was adopted by the Company on 27 April 2005 ("Adoption Date"). Under the 2005 Scheme, the maximum number of shares that may be granted by the Directors shall not exceed 10% of the share capital of the Company in issue at the Adoption Date unless the Company obtains a fresh approval from its Shareholders. The maximum number of Shares which may be issued upon exercise of all outstanding options and yet to be exercised under the 2005 Scheme and any other option scheme(s) of the Company shall not in aggregate exceed 30% of the Shares in issue from time to time. The subscription price of shares under the 2005 Scheme shall not be less than the highest of: (i) the official closing price of the Shares as stated in daily quotations sheet of the Stock Exchange on the Offer Date; (ii) the average of the official closing price of the Shares as stated in daily quotations sheets of the Stock Exchange for the 5 business days immediately preceding the Offer Date; and (iii) the nominal value of a Share. The Executive Share Option Scheme (the "1997 Scheme") adopted by the Company on 11 June 1997 was terminated upon the 2005 Scheme becoming effective.

Throughout the financial year, no share option was granted and outstanding.

### *(d) Exchange reserve*

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations and exchange differences on monetary items which form part of the Group's net investment in foreign operations, provided certain conditions are met. The reserve is dealt with in accordance with the accounting policy set out in note 2(t).

### *(e) Distributability of reserves*

At 31 December 2007, the aggregate amount of reserves available for distribution to equity shareholders of the Company was HK$298,213,000 (2006: HK$286,375,000). After the balance sheet date, the directors proposed a final dividend of HK3 cents per ordinary share (2006: HK6 cents per share), amounting HK$11,494,000 (2006: HK$22,988,000). This dividend has not been recognised as a liability at the balance sheet date.

### *(f) Capital management*

The Group's primary objectives when managing capital are to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost. The Group's capital comprises its equity.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group monitors its capital structure on the basis of net debt-to-adjusted capital ratio. It is the Group's strategy to keep the net debt-to-adjusted capital ratio as low as feasible. In order to maintain or adjust the ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt. As at 31 December 2007, the Group did not have any net debt.

Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

## 24. FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group's business. The Group is also exposed to equity price risk arising from its equity investments in other entities and movements in its own equity share price.

These risks are limited by the Group's financial management policies and practices described below.

### *(a) Credit risk*

The Group's credit risk is primarily attributable to trade and other receivables, listed debt investments and derivative financial instruments. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 1 month from the date of billing. Debtors with balances that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

Investments are normally only in liquid securities and with counterparties that have a credit rating equal to or better than the Group. Transactions involving derivative financial instruments are with counterparties with sound credit ratings and with whom the Group has a signed netting agreement. Given their high credit ratings, management does not expect any investment counterparty to fail to meet its obligations.

The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk but to a lesser extent.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet after deducting any impairment allowance.

Further quantitative disclosure in respect of the Group's exposure to credit risk arising from trade receivables are set out in note 20.

### *(b) Liquidity risk*

Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses. The Group's policy is to regularly monitor current and expected liquidity requirements, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities to meet its liquidity requirements in the short and longer term.

The total contractual undiscounted cash flows of the Group's and the Company's non-derivative financial liabilities are the same as their carrying amounts as their remaining contractual maturities are within one year.

## 24. FINANCIAL INSTRUMENTS (CONT'D)

### *(c) Interest rate risk*

The Group is affected by changes in interest rates to the extent such changes have on interest on its cash balances and debt investments.

The weighted average effective interest rates per annum relating to cash and cash equivalents at the balance sheet date is set out in note 21.

*Sensitivity analysis*

In managing interest rate risk the Group aims to reduce the impact of short term fluctuations on the Group's earnings. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

At 31 December 2007, it is estimated that a general increase (decrease) of one hundred basis points in interest rates on the Group's and the Company's cash balances, with all other variables held constant, would increase (decrease) the Group's and the Company's profit after tax and revenue reserve by approximately HK$4,946,000 (2006: HK$4,499,000) so far as the effect on interest-bearing financial instruments is concerned. There is no impact on the other components of consolidated equity.

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The one hundred basis points increase (decrease) represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

The Group's debt instruments as at 31 December 2006 comprised fixed rate bonds. Accordingly, no sensitivity analysis is performed on the impact of any changes in interest rates.

### *(d) Foreign currency risk*

The Group is exposed to foreign currency risk through deposits and withdrawals of fixed deposits, sales and purchases of the trading securities that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to these risks are Sterling Pound, Singapore Dollar, Philippine Peso, Euro and Japanese Yen.

The Group uses forward exchange contracts to hedge its specific currency risks. However, forward exchange contracts that do not qualify for hedge accounting are accounted for as trading instruments. As at 31 December 2007, the Group had no outstanding forward exchange contracts (2006 : HK$106,958,000).

(i) Recognised assets and liabilities

Changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies are recognised in profit and loss (see note 2(g)). The net fair value of forward exchange contracts used by the Group and the Company as economic hedges of monetary assets and liabilities in foreign currencies at 31 December 2007 was HK$Nil (2006: HK$475,000). These amounts are recognised as derivative financial instruments.

In respect of other trade receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group ensures that the net exposure is kept to an acceptable level.

## 24. FINANCIAL INSTRUMENTS (CONT'D)

### *(d) Foreign currency risk (cont'd)*

(ii) Exposure to foreign currency risk

The following table details the Group's and the Company's exposure at the balance sheet date to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the Company. Other group entities do not have exposure to currency risk at the balance sheet date.

| The Group and Company | 2007 | | | | 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | Sterling Pound '000 | Singapore Dollars '000 | Philippine Pesos '000 | Euros '000 | Sterling Pound '000 | Singapore Dollars '000 | Euros '000 | Japanese Yen '000 |
| Trading securities | 4,319 | – | 4,312 | – | 6,331 | – | 2,533 | 64,813 |
| Trade and other receivables | 47 | 268 | – | 13 | 28 | 265 | – | – |
| Cash and cash equivalents | 10,539 | 166 | – | 5,059 | 5,000 | 3,765 | – | – |
| Trade and other payables | (4) | (193) | – | – | (4) | (94) | – | – |
| Gross exposure arising from recognised assets and liabilities | 14,901 | 241 | 4,312 | 5,072 | 11,355 | 3,936 | 2,533 | 64,813 |
| Notional amounts of forward exchange contracts | – | – | – | – | 5,000 | – | (2,613) | (65,660) |
| Overall net exposure | 14,901 | 241 | 4,312 | 5,072 | 16,355 | 3,936 | (80) | (847) |

(iii) Sensitivity analysis

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the Group's and the Company's exposure to currency risk for both derivative and non-derivative financial instruments in existence at that date.

A 10% strengthening of the following foreign currencies against the functional currency of each of the Group's entities at the balance sheet date would increase (decrease) the Group's and the Company's profit after tax and revenue reserve by the amounts shown below. There is no impact on the other components of consolidated equity. The analysis assumes that all other variables, in particular, interest rates, remain constant.

## 24. FINANCIAL INSTRUMENTS (CONT'D)

### *(d) Foreign currency risk (cont'd)*

(iii) Sensitivity analysis (cont'd)

| The Group and Company | Increase in profit after tax and revenue reserve 2007 HK$'000 | 2006 HK$'000 |
|---|---|---|
| Sterling Pound | **23,089** | 24,901 |
| Singapore Dollars | **130** | 1,993 |
| Philippine Pesos | **80** | - |
| Euros | **5,729** | (81) |
| Japanese Yen | **-** | (6) |

A 10% weakening of the above currencies against the functional currency of each of the Group's entities at the balance sheet date would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables, in particular interest rates, remain constant.

The stated changes represent management's assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. In this respect, it is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would be materially unaffected by any changes in movement in value of the United States dollar against other currencies. Results of the analysis as presented in the above table represent the effect of the Group's and the Company's profit after tax and revenue reserve measured in the respective foreign currencies, translated into Hong Kong dollar at the exchange rate ruling at the balance sheet date for presentation purposes. The analysis is performed on the same basis for 2006.

### *(e) Equity price risk*

The Group is exposed to equity price changes arising from equity investments classified as trading securities (see note 19).

The Group's listed equity investments are listed on the London Stock Exchange and The Philippine Stock Exchange, Inc.. Decisions to buy or sell trading securities are based on daily monitoring of the performance of individual securities compared to other industry indicators, as well as the Group's liquidity needs.

A 5% increase (decrease) in the underlying equity prices of the equity investments listed on the London Stock Exchange at the reporting date would increase (decrease) the Group's and the Company's profit after tax and revenue reserve by approximately HK$3,346,000 (2006:HK$4,820,000). There is no impact on the other components of consolidated equity. The analysis assumes that all other variables remain constant.

In respect of the Group's equity investment listed on The Philippine Stock Exchange, Inc., based on the historical trend analysis, management does not expect significant equity price movements on this investment and hence, any significant impact on the Group's and the Company's profit after tax, revenue reserve and other components of consolidated equity, assuming that all other variables remain constant.

## 24. FINANCIAL INSTRUMENTS (CONT'D)

### (e) *Equity price risk (cont'd)*

The Group also holds investments in unlisted marketable equity mutual funds. Included in such investments is an amount of HK$7,603,000 (2006: HK$5,519,000) relating to investments held in respect of the Group's defined contribution plan. Any movement in the equity price would not have any impact on the Group's profit after tax as there would be an equal and opposite change in the staff costs (note 5) in response to the changes in the equity price. A 10% increase (decrease) in the net asset value of the remaining balance of the investments in unlisted marketable equity mutual funds at the reporting date would increase (decrease) the Group's and the Company's profit after tax and revenue reserve by approximately HK$3,890,000 (2006:HK$1,778,000). There is no impact on the other components of consolidated equity. The analysis assumes that all other variable remain constant.

The sensitivity analysis has been determined assuming that the reasonably possible changes in stock prices, net asset values or other risk variables had occurred at the balance sheet date and had been applied to the exposure to equity price risk in existence at that date. The stated changes represent management's assessment of reasonably possible changes in the relevant stock price, net asset value or the relevant risk variables over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

### (f) *Fair values*

All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2007 and 2006.

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments.

*(i) Securities*

The fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value is estimated using valuation technique, which includes recent market transactions, pricing models or discounted cash flow analysis.

*(ii) Derivatives*

The fair value of forward exchange contracts is based on broker quotes. These quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

*(iii) Other financial assets and liabilities*

The carrying amounts of financial assets and liabilities with maturity of less than one year (including trade and other receivables, cash and cash equivalents and trade and other payables) are assumed to approximate their fair values.

## 25. MATERIAL RELATED PARTY TRANSACTIONS

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions:

| | The Group | |
|---|---|---|
| | **2007** | **2006** |
| | **HK$'000** | **HK$'000** |
| **Affiliated companies** | | |
| Dividend income | **2,044** | 1,095 |
| Income from provision of hospitality and other related services | **3,503** | 3,821 |

**Key management personnel remuneration**

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors as disclosed in note 7 and certain of the highest paid employees as disclosed in note 8, is as follows:

| | The Group | |
|---|---|---|
| | **2007** | **2006** |
| | **HK$'000** | **HK$'000** |
| Short-term employee benefits | **3,879** | 3,027 |

Total remuneration is included in "staff costs" (see note 5).

## 26. COMMITMENTS

(a) Capital commitments outstanding at 31 December 2007 not provided for in the financial statements were as follows:

| | The Group | |
|---|---|---|
| | **2007** | **2006** |
| | **HK$'000** | **HK$'000** |
| Commitments in respect of : | | |
| - purchase of plant and machinery | **–** | 15,429 |
| - capital contribution to an associate | **144,000** | – |

(b) At 31 December 2007, the total future minimum lease payments under a non-cancellable operating lease in respect of an office space are payable as follows:

| | The Group | |
|---|---|---|
| | **2007** | **2006** |
| | **HK$'000** | **HK$'000** |
| Within 1 year | **4,850** | 958 |
| After 1 year but within 5 years | **7,685** | 2,992 |
| | **12,535** | 3,950 |

The above lease expires in November 2011 and the Group has the option to renew the lease for an additional five-year term prior to the end of the lease term. The lease does not include any contingent rental.

As at 31 December 2007, the minimum lease payments include the Group's share of the jointly controlled entity operating lease rental for office space and premises. The lease expires in May 2010.

## 27. EMPLOYEE RETIREMENT BENEFITS

In United States, the Group operates a defined contribution plan (the "Plan"). Under the Plan, employees may elect to contribute a percentage of their regular compensation to the Plan and to direct the distribution of these amounts among the Plan's investment options. The Group matches 50% of each employee's contributions up to a maximum of 6% of the employee's annual base compensation.

At the balance sheet date, approximately HK$7,603,000 (2006: HK$5,519,000) has been included in trading securities (see note 19).

## 28. IMMEDIATE AND ULTIMATE HOLDING COMPANIES

The immediate holding company at 31 December 2007 is City Developments Limited. The Directors consider the ultimate holding company at 31 December 2007 to be Hong Leong Investment Holdings Pte. Ltd. Both companies are incorporated in the Republic of Singapore. The immediate holding company produces financial statements available for public use.

## 29. SUBSEQUENT EVENT

Subsequent to the balance sheet date, the Group sold one unit of its residential property held for resale for a consideration of HK$9.6 million giving rise to a gain of approximately HK$3.8 million (net of estimated disposal costs).

## 30. ACCOUNTING ESTIMATES AND JUDGEMENTS

Notes 14 and 15 contain information about the assumptions and their risk factors relating to impairment of intangible assets and interests in subsidiaries.

## 31. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2007

Up to the date of issue of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2007 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

In addition, HKFRS 8, Operating segments, which is effective for annual periods beginning on or after 1 January 2009, may result in new or amended disclosures in the financial statements.

**PRODUCED BY**
Group Corporate Affairs,
Hong Leong Group Singapore
www.hongleong.com.sg

**DESIGNED BY**
Pinkocchio Pte Ltd

www.ceslimited.com

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect about this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in **City e-Solutions Limited**, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.





ces.

# City e-Solutions Limited

*(Incorporated in the Cayman Islands with limited liability)*

**(Stock Code: 557)**

## PROPOSALS INVOLVING GRANTING OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A letter from the board of directors of City e-Solutions Limited is set out on pages 3 to 5 of this circular.

A notice convening the annual general meeting of City e-Solutions Limited to be held on Friday, 18 April 2008 at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong at 10:00 a.m. is set out on pages 13 to 16 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the principal office of the Company at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.

Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

26 March 2008

# CONTENTS

*In this circular, unless the context otherwise requires, the following expressions have the following meanings:*

| | |
|---|---|
| "AGM" | the annual general meeting of the Company to be held at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong on Friday, 18 April 2008 at 10:00 a.m., notice of which is set out on pages 13 to 16 of this circular |
| "associate" | has the meaning ascribed to it by the Listing Rules |
| "Board" | the board of Directors |
| "Companies Law" | the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands |
| "Company" | City e-Solutions Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange |
| "connected person" | has the meaning ascribed to it by the Listing Rules |
| "Directors" | the directors of the Company |
| "General Mandates" | the Issue Mandate and the Repurchase Mandate to be sought at the AGM as set out in the Notice of AGM |
| "Group" | the Company and its subsidiaries |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "Issue Mandate" | the mandate to allot and issue Shares as set out in the Notice of AGM |
| "Latest Practicable Date" | 19 March 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Notice of AGM" | the notice convening the AGM as set out at the end of this circular |
| "Proposals" | the proposals involving the granting of the General Mandates and the re-election of the retiring Directors |
| "Repurchase Mandate" | the mandate to repurchase Shares as set out in the Notice of AGM, in respect of which an explanatory statement is set out in Appendix I to this circular |

| | |
|---|---|
| "SFO" | the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) |
| "Share(s)" | ordinary share(s) of HK$1.00 each in the share capital of the Company |
| "Shareholder(s)" | shareholder(s) of the Company |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "substantial shareholder" | has the same meaning ascribed to such term in the Listing Rules |
| "Takeovers Code" | the Hong Kong Code on Takeovers and Mergers |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "%" | per cent. |

# City e-Solutions Limited

*(Incorporated in the Cayman Islands with limited liability)*

**(Stock Code: 557)**

*Directors:*
Mr. Kwek Leng Beng *(Chairman and Managing Director)*
Mr. Vincent Yeo Wee Eng *(Chief Executive Officer)*
Mr. Kwek Leng Joo
Mr. Kwek Leng Peck
Mr. Gan Khai Choon
Mr. Wong Hong Ren*
Hon. Chan Bernard Charnwut*
Mr. Lawrence Yip Wai Lam

*Independent Directors:*
Dr. Lo Ka Shui*
Mr. Lee Jackson (also known as Li Chik Sin)*
Mr. Teoh Teik Kee*

**Non-Executive Directors*

*Principal Office:*
Room 2803, 28th Floor
Great Eagle Centre
No. 23 Harbour Road
Wanchai
Hong Kong

*Registered Office:*
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

26 March 2008

*To the Shareholders*

Dear Sir or Madam,

## PROPOSALS INVOLVING GRANTING OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND RE-ELECTION OF DIRECTORS

## AND

## NOTICE OF ANNUAL GENERAL MEETING

**Introduction**

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the AGM relating to the granting of the General Mandates and the re-election of the retiring Directors. The Notice of AGM is set out on pages 13 to 16 of this circular for approving the same.

**Issue Mandate**

At the AGM, an ordinary resolution will be proposed to approve the granting of a fresh general mandate to the Directors to exercise the powers of the Company to allot and issue new Shares in the share capital of the Company up to 20% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of the resolution. As at the Latest Practicable Date, there were in issue an aggregate of 383,125,524 Shares. Assuming that no Shares are issued or repurchased by the Company prior to the date of the AGM, such 20% will represent 76,625,104 Shares.

In addition, a further ordinary resolution will be proposed at the AGM to extend the authority to issue Shares under the Issue Mandate by an additional number representing such number of Shares repurchased under the Repurchase Mandate.

**Repurchase Mandate**

Furthermore, at the AGM, an ordinary resolution will be proposed to approve the granting of the Repurchase Mandate to the Directors to exercise the powers of the Company to repurchase Shares representing up to 10% of the aggregate nominal amount of share capital of the Company in issue on the date of the passing of the resolution. As at the Latest Practicable Date, there were in issue an aggregate of 383,125,524 Shares. Assuming that no Shares are issued or repurchased by the Company prior to the date of the AGM, such 10% will represent 38,312,552 Shares.

An explanatory statement, as required by the Listing Rules to give all the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own Shares, is set out in Appendix I to this circular.

**Re-election of Directors**

To ensure full compliance with the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules, executive Directors, namely, Mr. Kwek Leng Beng, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, will retire from office at the AGM and, being eligible, will offer themselves for re-election for a further term of three years. Their retirement also satisfies the rotation requirement set out in article 116 of the articles of association of the Company. Details of the Directors proposed to be re-elected at the AGM are set out in Appendix II to this circular.

**Procedure by which a poll may be demanded**

Under the articles of association of the Company, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by way of poll is required by the Listing Rules or a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman; or

(ii) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by any Shareholder or Shareholders present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right; or

(v) if required by the Listing Rules, by any Director or Directors who, individually or collectively, hold proxies in respect of Shares representing 5% or more of the total voting rights at such meeting.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a member.

**AGM**

The Notice of AGM is set out on pages 13 to 16 of this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the principal office of the Company at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish but the authority of your proxy will be deemed to have been revoked.

**Recommendation**

The Directors consider that the Proposals are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend you to vote in favour of the resolutions to be proposed at the AGM in relation to the Proposals.

Yours faithfully,
For and on behalf of the Board
**Kwek Leng Beng**
*Chairman and Managing Director*

This Appendix serves as the explanatory statement required under Rule 10.06(1)(b) of the Listing Rules to provide the Shareholders with all the information necessary for their consideration of the Repurchase Mandate.

**Share capital**

As at the Latest Practicable Date, the issued share capital of the Company was HK$383,125,524 comprising 383,125,524 Shares. Exercise in full of the Repurchase Mandate, on the basis that no further Shares are issued or repurchased prior to the date of the AGM, could accordingly result in up to 38,312,552 Shares being repurchased by the Company. The Repurchase Mandate shall, unless revoked or varied by the Company in general meeting, take effect upon approval by the Shareholders until the next annual general meeting of the Company.

**Reasons for repurchase**

The Directors consider that the Repurchase Mandate will provide the Company with such flexibility to make repurchase of its own Shares as and when appropriate and beneficial to the Company. Such repurchases may enhance the net asset value of the Company and/or earnings per Share. The Directors consider that there would not be a material adverse impact on the working capital and on the gearing position of the Company as compared with the position disclosed in the latest published audited accounts of the Company for the year ended 31 December 2007, in the event that the proposed purchases were to be carried out in full during the proposed purchase period. No purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing ratio of the Company.

**Funding of repurchase**

Repurchases must be funded out of funds legally available for such purchase in accordance with the applicable laws of the Cayman Islands and the memorandum and articles of association of the Company.

The Companies Law provides, inter alia, that shares may only be purchased out of the profits of a company or out of the proceeds of a fresh issue of shares made for the purpose of the repurchase or, in the manner provided for therein, out of capital.

**Directors, their associates and connected persons**

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their respective associates, has a present intention to sell Shares to the Company if the Repurchase Mandate is approved by the Shareholders.

No connected person of the Company has notified the Company that he/she has a present intention to sell Shares to the Company nor has he/she undertaken not to sell any of the Shares held by him/her to the Company in the event that the Company is authorised to make repurchases of Shares.

**Undertaking of the Directors**

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make repurchases pursuant to the proposed resolution in accordance with the Listing Rules and all applicable laws of the Cayman Islands, and in accordance with the regulations set out in the memorandum and articles of association of the Company.

**Effect of the Takeovers Code**

A repurchase of securities by the Company may result in an increase in the proportionate interests of a Shareholder in the voting rights of the Company, which will be treated as an acquisition for the purposes of the Takeovers Code. As a result, a Shareholder or a group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date and to the best of the knowledge and belief of the Directors based on the register kept by the Company under Section 336 of the SFO, Hong Leong Investment Holdings Pte. Ltd., together with parties acting in concert with it, held, directly or indirectly, an aggregate of 230,866,817 Shares, representing about 60.26% of the existing issued share capital of the Company. Upon full exercise of the Repurchase Mandate and assuming that no further Shares are issued or repurchased prior to the date of the AGM, their aggregate shareholding would be increased to about 66.95%. Such an increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors are not aware of any Shareholder, or a group of Shareholders acting in concert, who may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code in the event that the Directors exercise the power to repurchase Shares pursuant to the Repurchase Mandate.

**Share prices**

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous 12 months preceding the Latest Practicable Date were as follows:

| | Per Share | |
|---|---|---|
| | **Highest** | **Lowest** |
| | *HK$* | *HK$* |
| **2007** | | |
| April | 1.20 | 1.04 |
| May | 1.40 | 1.06 |
| June | 1.60 | 1.27 |
| July | 1.88 | 1.47 |
| August | 1.65 | 0.60 |
| September | 1.33 | 1.20 |
| October | 1.36 | 1.25 |
| November | 1.35 | 1.10 |
| December | 1.40 | 1.25 |
| **2008** | | |
| January | 1.27 | 1.14 |
| February | 1.22 | 1.14 |
| March (up to the Latest Practicable Date) | 1.14 | 1.00 |

**Share repurchases made by the Company**

The Company has not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six (6) months preceding the Latest Practicable Date.

The biographical and other details of the retiring Directors standing for re-election at the AGM as required by the Listing Rules are set out below:

**Mr. Kwek Leng Beng**, aged 67
***Chairman and Managing Director***

Mr. Kwek has been the Chairman and Managing Director of the Company since 1989.

He is the Executive Chairman of the Hong Leong Group of Companies Singapore, and also Singapore-listed City Developments Limited. He is also Chairman and Managing Director of Singapore-listed Hong Leong Finance Limited. He is the Chairman of London-listed Millennium & Copthorne Hotels plc and Singapore-listed Hong Leong Asia Ltd. Save as disclosed above, Mr. Kwek did not hold any other directorships in listed public companies in the last three years.

Mr. Kwek's achievements have also captured the attention of the academic institutions. He was conferred Honorary Doctorate of Business Administration in Hospitality from Johnson & Wales University (Rhode Island, US), where students have an opportunity to pursue career education in business, hospitality, culinary arts or technology; and Honorary Doctorate from Oxford Brookes University (UK) whose citation traced how Mr. Kwek, who joined the family business in the early 1960s, had gone on to establish an international reputation for his leadership of the Hong Leong Group, as well as an active supporter of higher education in Singapore.

Mr. Kwek also serves as a member of the INSEAD East Asia Council. France-based INSEAD is one of the world's leading and largest graduate business schools which brings together people, cultures and ideas from around the world.

Mr. Kwek is also a member of the Action Community for Entrepreneurship (ACE), which involves both the private and public sectors to create a more entrepreneurial environment of Singapore small and medium enterprises. Mr. Kwek holds a law degree, LL.B. (London) and is also a fellow of The Institute of Chartered Secretaries and Administrators.

Mr. Kwek is the brother of Mr. Kwek Leng Joo, brother-in-law of Mr. Gan Khai Choon, cousin of Mr. Kwek Leng Peck and uncle of Mr. Vincent Yeo Wee Eng, all of them are directors of the Company. Besides, Mr. Kwek is also the cousin of Mr. Kwek Leng Kee, a substantial shareholder of the Company. He is a director and shareholder of Kwek Holdings Pte Ltd, Hong Leong Investment Holdings Pte. Ltd., Hong Leong Holdings Limited and City Developments Limited, all being substantial shareholders of the Company. Save as disclosed above, Mr. Kwek does not have any other relationships with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Kwek had personal interests in 3,286,980 Shares within the meaning of Part XV of the SFO.

There is no service agreement between the Company and Mr. Kwek, and he has no fixed term of service with the Company but is subject to retirement by rotation and re-election in accordance with the articles of association of the Company. His emoluments will be determined by the remuneration committee with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market conditions. The director's fee received by Mr. Kwek for the year ended 31 December 2007 was HK$750,000 which was determined with reference to his duties and responsibilities with the Company and the prevailing market conditions. Save as disclosed above, Mr. Kwek did not receive any other emoluments from the Company for the year ended 31 December 2007.

**Mr. Kwek Leng Peck**, aged 51
***Executive Director***

Mr. Kwek has been an Executive Director of the Company since 1989. Apart from being an Executive Director of the Company, Mr. Kwek also holds a number of directorships in other members of the Group. He also sits on the boards of several public companies, including Singapore-listed City Developments Limited, Singapore-listed Hong Leong Asia Ltd., Singapore-listed Hong Leong Finance Limited, New York-listed China Yuchai International Limited, London-listed Millennium & Copthorne Hotels plc and Malaysia-listed Tasek Corporation Berhad. Save as disclosed above, Mr. Kwek did not hold any other directorships in listed public companies in the last three years.

Mr. Kwek has over 25 years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management. Mr. Kwek holds a Diploma in Accountancy.

Mr. Kwek is the cousin of Messrs. Kwek Leng Beng and Kwek Leng Joo and uncle of Mr. Vincent Yeo Wee Eng, all being directors of the Company. Besides, Mr. Kwek is also the cousin of Mr. Kwek Leng Kee, a substantial shareholder of the Company. He is a director and shareholder of Kwek Holdings Pte Ltd, Hong Leong Investment Holdings Pte. Ltd., Hong Leong Holdings Limited and City Developments Limited, all being substantial shareholders of the Company. Save as disclosed above, Mr. Kwek does not have any other relationships with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Kwek had a personal interest in 2,082,200 Shares within the meaning of Part XV of the SFO.

There is no service agreement between the Company and Mr. Kwek, and he has no fixed term of service with the Company but is subject to retirement by rotation and re-election in accordance with the articles of association of the Company. His emoluments will be determined by the remuneration committee with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market conditions. The director's fee received by Mr. Kwek for the year ended 31 December 2007 was HK$200,000 which was determined with reference to his duties and responsibilities with the Company and the prevailing market conditions. Save as disclosed above, Mr. Kwek did not receive any other emoluments from the Company for the year ended 31 December 2007.

**Mr. Gan Khai Choon**, aged 61
***Executive Director***

Mr. Gan was appointed an Executive Director of the Company in 1989 and is also Managing Director of Hong Leong International (Hong Kong) Limited. Apart from being an Executive Director of the Company, Mr. Gan also holds a number of directorships in other members of the Group. He is a director of New York-listed China Yuchai International Limited. He is also an independent non-executive Director of Hong Kong-listed Safety Godown Company Limited and Chairman of its Audit Committee. Mr. Gan was appointed Chairman of Singapore-listed HLG Enterprise Limited in

September 2007. He has more than 33 years of experience in banking, real estate investment and development. He has been responsible for overseeing the development of the Grand Hyatt Taipei and other international projects for the Hong Leong Group of companies. Mr. Gan has a Bachelor of Arts degree (Honours) in Economics from the University of Malaya. Save as disclosed above, Mr. Gan did not hold any other directorships in listed public companies in the last three years.

Mr. Gan is the brother-in-law of Messrs. Kwek Leng Beng and Kwek Leng Joo, cousin-in-law of Mr. Kwek Leng Peck and uncle of Mr. Vincent Yeo Wee Eng, all being directors of the Company. Besides, Mr. Gan is also the cousin-in-law of Mr. Kwek Leng Kee, a shareholder of City Developments Limited and a director of eMpire Investments Limited, all being substantial shareholders of the Company. Save as disclosed above, Mr. Gan does not have any other relationships with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Gan had a personal interest in 1,041,100 Shares within the meaning of Part XV of the SFO.

There is no service agreement between the Company and Mr. Gan, and he has no fixed term of service with the Company but is subject to retirement by rotation and re-election in accordance with the articles of association of the Company. His emoluments will be determined by the remuneration committee with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market conditions. The director's fee received by Mr. Gan for the year ended 31 December 2007 was HK$200,000 which was determined with reference to his duties and responsibilities with the Company and the prevailing market conditions. Save as disclosed above, Mr. Gan did not receive any other emoluments from the Company for the year ended 31 December 2007.

**Mr. Lawrence Yip Wai Lam**, aged 52
***Executive Director***

Mr. Yip was appointed an Executive Director of the Company in December 1998. Apart from being an Executive Director of the Company, Mr. Yip also holds a number of directorships in other members of the Group. He was formerly the General Manager (Finance & Administration) of the Company. He has over 10 years of experience in the Treasury Division of several banks. Prior to joining the Group in April 1990, Mr. Yip held the position of Regional Treasurer with a bank in Singapore. Save as being an Executive Director of the Company, Mr. Yip did not hold directorship in other listed public companies in the last three years.

Mr. Yip is a director of eMpire Investments Limited, being a substantial shareholder of the Company. Save as disclosed above, Mr. Yip does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Yip had personal interests in 520,550 Shares within the meaning of Part XV of the SFO.

There is no service agreement between the Company and Mr. Yip, and he has no fixed term of service with the Company but is subject to retirement by rotation and re-election in accordance with the articles of association of the Company. His emoluments will be determined by the remuneration committee with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market conditions. The director's fee and salaries, allowances and benefits in kind received by Mr. Yip for the year ended 31 December 2007 were HK$100,000 and HK$113,000 respectively which were determined with reference to his duties and responsibilities with the Company and the prevailing market conditions. Save as disclosed above, Mr. Yip did not receive any other emoluments from the Company for the year ended 31 December 2007.

The Board confirms that save as disclosed above, there is no other information relating to any of Messrs. Kwek Leng Beng, Kwek Leng Peck, Gan Khai Choon or Lawrence Yip Wai Lam which needs to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules. Further, there are no other matters which need to be brought to the attention of the Shareholders.

# City e-Solutions Limited

*(Incorporated in the Cayman Islands with limited liability)*

**(Stock Code: 557)**

## NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Nineteenth Annual General Meeting of the Company will be held at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong on Friday, 18 April 2008 at 10:00 a.m. for the following purposes:

**AS ORDINARY BUSINESS**

1. To receive and consider the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors and auditors for the year ended 31 December 2007.

2. To declare a final dividend.

3. To re-elect the following retiring directors of the Company for a specific term of three years and to fix the directors' remuneration:

   (a) Mr. Kwek Leng Beng as an executive director;

   (b) Mr. Kwek Leng Peck as an executive director;

   (c) Mr. Gan Khai Choon as an executive director; and

   (d) Mr. Lawrence Yip Wai Lam as an executive director.

4. To appoint auditors for the ensuing year and authorise the directors to fix their remuneration.

**AS SPECIAL BUSINESS**

To consider and, if thought fit, pass, with or without modifications, the following resolutions as ordinary resolutions of the Company:

5. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make and grant offers, agreements and options which would or might require shares to be allotted after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to shares issued as a result of a Rights Issue (as hereinafter defined) or pursuant to the exercise of options under the share option scheme of the Company or any shares allotted in lieu of the whole or part of a dividend on shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital which may be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution, and the said approval be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT** subject to the passing of resolutions numbered 5 and 6 set out in the notice convening this meeting, the aggregate nominal amount of shares which are purchased by the Company pursuant to the authority granted to the directors of the Company (the "Directors") as mentioned in resolution numbered 6 set out in the notice convening this meeting shall be added to the aggregate nominal amount of share capital that may be allotted or agreed to be allotted by the Directors pursuant to resolution numbered 5 set out in the notice convening this meeting."

By order of the Board
**Kwek Leng Beng**
*Chairman and Managing Director*

Hong Kong, 26 March 2008

*Principal office:*
Room 2803, 28th Floor
Great Eagle Centre
No. 23 Harbour Road
Wanchai
Hong Kong

*Registered office:*
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

**Notes:**

(1) The register of members of the Company will be closed from 16 April 2008 to 18 April 2008, both days inclusive, during which no transfer of shares will be registered. In order to qualify for the final dividend, payable on or before 16 May 2008, to be approved at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch share registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 15 April 2008.

(2) Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

(3) If the appointer is a corporation, the form of proxy must be under its common seal or under the hand of an officer or attorney duly authorised on its behalf.

(4) Where there are joint registered holders of any share of the Company, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the Meeting personally or by proxy, that one of such holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(5) To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal office at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude a member from attending and voting in person at the Meeting and, in such event, the instrument appointing a proxy shall be deemed to have been revoked.

**此乃要件　請即處理**

**閣下如對本通函各方面或對應採取的行動有任何疑問**，應諮詢持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已售出或轉讓**名下所有City e-Solutions Limited之股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。



ces.

**City e-Solutions Limited**

（於開曼群島註冊成立之有限公司）

**（股份代號：557）**

# 涉及
# 授予發行及購回股份之一般性授權
# 及
# 重選董事
# 及
# 股東週年大會通告

City e-Solutions Limited之董事會函件載於本通函第3頁至第5頁。

City e-Solutions Limited謹訂於二零零八年四月十八日（星期五）上午十時正假座香港灣仔港灣道23號鷹君中心28樓2803室舉行股東週年大會，大會通告載於本通函第13頁至第16頁。

無論　閣下能否親身出席大會，敬請按隨附之代表委任表格之指示填妥表格，並盡快交回本公司之主要辦事處，地址為香港灣仔港灣道23號鷹君中心28樓2803室，惟在任何情況下，不得遲於大會或其任何續會指定舉行時間前48小時交回。

填妥及交回代表委任表格後，　閣下仍可依願親身出席大會或其任何續會，並於會上投票。

二零零八年三月二十六日

# 目　錄

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

| | | |
|---|---|---|
| 「股東週年大會」 | 指 | 本公司謹訂於二零零八年四月十八日(星期五)上午十時正假座香港灣仔港灣道23號鷹君中心28樓2803室舉行之股東週年大會，大會通告載於本通函第13頁至第16頁 |
| 「聯繫人」 | 指 | 具有上市規則所賦予之涵義 |
| 「董事會」 | 指 | 董事會 |
| 「公司法」 | 指 | 開曼群島公司法第22章(一九六一年法例3，經綜合及修訂) |
| 「本公司」 | 指 | City e-Solutions Limited，一家於開曼群島註冊成立之有限公司，其股份於聯交所主板上市 |
| 「關連人士」 | 指 | 具有上市規則所賦予之涵義 |
| 「董事」 | 指 | 本公司董事 |
| 「一般性授權」 | 指 | 股東週年大會通告所載將於股東週年大會上尋求批准之發行授權及購回授權 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「香港」 | 指 | 中華人民共和國香港特別行政區 |
| 「發行授權」 | 指 | 股東週年大會通告所載有關配發及發行股份之授權 |
| 「最後實際可行日期」 | 指 | 二零零八年三月十九日，即本通函付印前確定其所載若干資料之最後實際可行日期 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「股東週年大會通告」 | 指 | 本通函最後部分所載有關召開股東週年大會之通告 |
| 「建議」 | 指 | 涉及授予一般性授權及重選退任董事之建議 |
| 「購回授權」 | 指 | 股東週年大會所載之購回股份授權，詳情載於本通函附錄一之說明函件 |

| | | |
|---|---|---|
| 「證券及期貨條例」 | 指 | 香港法律第571章證券及期貨條例 |
| 「股份」 | 指 | 本公司股本中每股面值1.00港元之普通股 |
| 「股東」 | 指 | 本公司股東 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「主要股東」 | 指 | 具有上市規則所賦予之涵義 |
| 「收購守則」 | 指 | 香港公司收購及合併守則 |
| 「港元」 | 指 | 港元，香港法定貨幣 |
| 「%」 | 指 | 百分比 |

**City e-Solutions Limited**

(於開曼群島註冊成立之有限公司)

(股份代號：557)

董事：
郭令明先生(主席兼董事總經理)
楊為榮先生(行政總裁)
郭令裕先生
郭令栢先生
顏溪俊先生
王鴻仁先生*
陳智思議員*
葉偉霖先生

獨立董事：
羅嘉瑞醫生*
李積善先生*
張德麒先生*

*非執行董事

主要辦事處：
香港
灣仔
港灣道23號
鷹君中心
28樓2803室

註冊辦事處：
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

敬啟者：

**涉及**
**授予發行及購回股份之一般性授權**
**及**
**重選董事**
**及**
**股東週年大會通告**

**緒言**

本通函旨在向　閣下提供有關將於股東週年大會上提呈之決議案之資料。該等決議案包括授予一般性授權及重選退任董事。股東週年大會通告已載於本通函第13頁至第16頁，以批准上述決議案。

**發行授權**

於股東週年大會上，將提呈一項普通決議案，批准授予董事新一般性授權，以行使本公司權力配發及發行新股，最多為於決議案通過當日本公司已發行股本面值總額之20%。於最後實際可行日期，已發行股份合共為383,125,524股。假設於股東週年大會舉行日期前，本公司概無發行或購回任何股份，則該20%將相當於76,625,104股股份。

此外，將於股東週年大會上提呈另一項普通決議案，藉着加上相當於根據購回授權所購回之股份數目，擴大根據發行授權發行股份之授權。

**購回授權**

此外，於股東週年大會上，將提呈一項普通決議案，批准授予董事購回授權，以行使本公司權力購回股份，最多為於決議案通過當日本公司已發行股本面值總額之10%。於最後實際可行日期，已發行股份合共為383,125,524股。假設於股東週年大會舉行日期前，本公司概無發行或購回任何股份，則該10%將相當於38,312,552股股份。

如上市規則所規定，本通函附錄一已載有一份說明函件，向股東提供一切合理必要之資料，以便股東於投票贊成或反對批准本公司購買其本身股份之決議案時作出知情決定。

**重選董事**

為確保完全遵守上市規則附錄14所載的企業管治常規守則，執行董事，包括郭令明先生、郭令栢先生、顏溪俊先生及葉偉霖先生將於股東週年大會上退任，並符合資格且將膺選連任三年。彼等之退任亦符合本公司章程細則第116條之輪值告退規定。有關建議於股東週年大會上重選之董事之詳情，已載於本通函附錄二。

**要求以投票方式表決之程序**

根據本公司之章程細則，於任何股東大會上提呈之決議案將以舉手方式表決，除非上市規則規定以投票方式表決或於宣佈以舉手方式表決結果之前或之時或撤回任何其他投票表決要求時，下列人士要求以投票方式表決：

(i) 大會主席；或

(ii) 當時有權於大會上投票之至少三名親身出席之股東或委任代表；或

(iii) 任何一名或多名親身出席之股東或委任代表，而彼或彼等於全體股東可於大會投票之投票權總額中所佔比例不少於十分之一；或

(iv) 任何一名或多名親身出席之股東或委任代表，而彼或彼等持有附帶可於大會上投票之權利之股份，且當中已繳股款之總額，相等於所有附帶該權利之股份中全部已繳股款股份之十分之一或以上；或

(v) 倘上市規則規定，任何一名或多名董事，而彼等個別或共同持有相當於該大會總投票權5%或以上股份之委任代表投票權。

作為股東之委任代表(或倘股東為一個法團，則指其正式授權代表)之人士提出之要求應被視為與股東提出之要求無異。

**股東週年大會**

股東週年大會通告已載於本通函第13頁至第16頁。無論　閣下能否親身出席股東週年大會，敬請按隨附之代表委任表格之指示填妥表格，並盡快交回本公司之主要辦事處，地址為香港灣仔港灣道23號鷹君中心28樓2803室，惟在任何情況下，不得遲於大會或其任何續會指定舉行時間前48小時交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席大會或其任何續會，並於會上投票，惟　閣下委任代表之授權將被視為已撤銷。

**推薦意見**

董事認為，該等建議乃符合本公司及股東之整體利益。因此，董事建議　閣下於股東週年大會上投票贊成有關該等建議所提呈之決議案。

此致

列位股東　台照

代表董事會
主席兼董事總經理
**郭令明**
謹啟

二零零八年三月二十六日

本附錄乃作為上市規則第10.06(1)(b)條所規定之說明函件，以為股東提供其審議購回授權所需之所有資料。

**股本**

於最後實際可行日期，本公司之已發行股本為383,125,524港元，由383,125,524股股份組成。在於股東週年大會舉行日期前並無發行或購回其他股份之基礎下，全數行使購回授權可導致本公司購回最多38,312,552股股份。除非本公司於股東大會撤銷或修訂購回授權，購回授權將於經股東批准後起生效，直至本公司下屆股東週年大會為止。

**購回之原因**

董事認為購回授權可為本公司帶來靈活性，可於適當時候購回其本身股份，故對本公司有利。購回股份可提高本公司資產淨值及／或每股盈利。董事認為，與本公司截至二零零七年十二月三十一日止年度最新刊發之經審核賬目所披露之財務狀況比較，若於建議購回期間全數進行建議購回，本公司之營運資金及負債水平將不會有重大不利影響。若購回會對本公司營運資金或負債比率有重大不利影響，則本公司不會進行購回。

**購回之資金來源**

在購回證券時，公司只能動用按照開曼群島之適用法例及本公司之公司組織章程大綱及細則可合法作此用途之資金。

公司法只准許購回股份以公司之溢利或新股發行的所得款項(用以作購回之用)支付、或根據公司法的條文以資本支付。

**董事、彼等之聯繫人及關連人士**

各董事及(各董事經作出合理查詢後，就其所深知)其各自之任何聯繫人目前無意在購回授權獲股東批准後，出售股份予本公司。

本公司各關連人士並無告知本公司彼現時有意在本公司獲授權購回股份後，出售股份予本公司或承諾不會出售彼所持有之任何股份予本公司。

**董事承諾**

董事已向聯交所承諾，會根據提呈之決議案，並按照上市規則及開曼群島所有適用法例，及按照本公司之公司組織章程大綱及細則所載規定行使本公司權力進行購回。

**收購守則之影響**

本公司購回證券可能會導致某一股東於本公司投票權中所佔之權益比例有所提高，就收購守則而言，因而將被視作一項收購。因此，某一股東或一致行動之股東可取得或鞏固本公司之控制權及有責任按照收購守則第26條提出強制收購建議。於最後實際可行日期，就董事所知及所信，根據本公司按照證券及期貨條例第336條所存置之登記冊所記錄，Hong Leong Investment Holdings Pte. Ltd.及其一致行動人士直接或間接持有合共230,866,817股股份，佔本公司現有已發行股本約60.26%。於悉數行使購回授權時並假設股東週年大會舉行日期前概無另行發行或購回股份，則彼等之持股量合共增加至約66.95%。有關增加並無導致須根據收購守則第26條提出強制收購建議之責任。董事並不知悉倘董事根據購回授權行使權力購回股份，有任何股東或一批一致行動之股東可能導致須根據收購守則第26條提出強制收購建議之責任。

## 股價

於最後實際可行日期前之過往12個月各月，股份於聯交所買賣之最高及最低價格如下：

| | 每股股份 | |
|---|---|---|
| | 最高 | 最低 |
| | 港元 | 港元 |
| **二零零七年** | | |
| 四月 | 1.20 | 1.04 |
| 五月 | 1.40 | 1.06 |
| 六月 | 1.60 | 1.27 |
| 七月 | 1.88 | 1.47 |
| 八月 | 1.65 | 0.60 |
| 九月 | 1.33 | 1.20 |
| 十月 | 1.36 | 1.25 |
| 十一月 | 1.35 | 1.10 |
| 十二月 | 1.40 | 1.25 |
| **二零零八年** | | |
| 一月 | 1.27 | 1.14 |
| 二月 | 1.22 | 1.14 |
| 三月(直至最後實際可行日期) | 1.14 | 1.00 |

## 本公司作出之股份購回

於最後實際可行日期前六(6)個月，本公司並無購回任何股份(不論在聯交所或其他證券交易所)。

按照上市規則之規定於股東週年大會上重選之退任董事之個人履歷及其他詳情載列如下:

**郭令明先生，67歲**
*主席兼董事總經理*

郭先生自一九八九年起出任本公司之主席兼董事總經理。

郭先生為Hong Leong Group of Companies Singapore及於新加坡上市之城市發展有限公司之執行主席。彼亦為於新加坡上市之 Hong Leong Finance Limited之主席兼董事總經理。彼為於倫敦上市之Millennium & Copthorne Hotels plc及於新加坡上市之Hong Leong Asia Ltd.之主席。除上述披露者外，郭先生於過去三年並無於公眾上市公司擔任任何其他董事職務。

郭先生之成就亦引得學術機構之關注。彼獲美國羅得島Johnson & Wales University頒發酒店工商管理博士學位(該學系之學生有機會選讀商業、酒店、飲食藝術或科技方面的職業教育學科)及英國牛津布魯克斯大學名譽博士學位。郭先生被讚揚早於六十年代初參與家族生意，其後在領導豐隆集團方面獲得國際讚賞，郭先生亦大力推動新加坡高等教育。

郭先生亦出任INSEAD East Asia Council之成員。基地位於法國之INSEAD乃世界知名及最具規模之高等商業學院之一，是世界各地人民、文化及創意薈萃之地。

郭先生亦為Action Community for Entrepreneurship (ACE)之委員，ACE聯繫新加坡之私營及公共界別，為中小型企業營造更企業化的營商環境。郭先生持有LL.B. (London)法律學位，亦為特許秘書及行政人員公會資深會員。

郭令明先生為郭令裕先生之胞兄，顏溪俊先生之姻親、郭令栢先生之堂兄及楊為榮先生之舅父，彼等均為本公司董事。此外，郭先生亦為本公司主要股東Kwek Leng Kee先生之堂兄／弟。彼為本公司主要股東Kwek Holdings Pte Limited、Hong Leong Investment Holdings Pte. Ltd.、Hong Leong Holdings Limited及城市發展有限公司之董事兼股東。除上述披露者外，郭先生與本公司任何董事、高級管理層或主要或控股股東並無任何其他關係。於最後實際可行日期，郭先生於3,286,980股股份中擁有個人權益(具有證券及期貨條例第XV部所賦予之涵義)。

本公司與郭先生並無訂立任何服務協議，且郭先生於本公司並無固定服務年期，惟須根據本公司章程細則輪值告退及膺選連任。郭先生之酬金將由薪酬委員會經參考其於本公司之職責及責任、本公司表現及現行市況後釐定。截至二零零七年十二月三十一日止年度，郭先生已收取之董事袍金為750,000港元，乃參考彼於本公司之職責及責任及當時市況

釐定。除上述披露者外，郭先生於截至二零零七年十二月三十一日止年度並無從本公司收取任何其他酬金。

**郭令栢先生，51歲**
**執行董事**

郭先生自一九八九年起擔任本公司之執行董事。除擔任本公司執行董事一職外，郭先生亦於本集團其他成員公司擔任若干董事職務。郭先生亦為多間公眾公司之董事，包括於新加坡上市之城市發展有限公司、於新加坡上市之Hong Leong Asia Ltd.、於新加坡上市之Hong Leong Finance Limited、於紐約上市之China Yuchai International Limited、於倫敦上市之Millennium & Copthorne Hotels plc及於馬來西亞上市之Tasek Corporation Berhad。除上述披露者外，郭先生於過去三年並無於公眾上市公司擔任任何其他董事職務。

郭先生於貿易、製造業、物業投資與發展、酒店經營、企業融資及管理各方面累積逾25年經驗。郭先生持有會計文憑。

郭先生為郭令明先生及郭令裕先生之堂弟及為楊為榮先生之舅父，彼等均為本公司董事。此外，郭先生亦為本公司主要股東Kwek Leng Kee先生之堂兄／弟。彼亦為本公司主要股東Kwek Holdings Pte Ltd、Hong Leong Investment Holdings Pte. Ltd.、Hong Leong Holdings Limited 及城市發展有限公司之董事兼股東。除上述披露者外，郭先生與本公司任何董事、高級管理層或主要或控股股東並無任何其他關係。於最後實際可行日期，郭先生於2,082,200股股份中擁有個人權益(具有證券及期貨條例第XV部所賦予之涵義)。

本公司與郭先生並無訂立任何服務協議，且郭先生於本公司並無固定服務年期，惟須根據本公司章程細則輪值告退及膺選連任。郭先生之酬金將由薪酬委員會經參考其於本公司之職責及責任、本公司表現及現行市況後釐定。截至二零零七年十二月三十一日止年度，郭先生已收取之董事袍金為200,000港元，乃參考彼於本公司之職責及責任及當時市況釐定。除上述披露者外，郭先生於截至二零零七年十二月三十一日止年度並無從本公司收取任何其他酬金。

**顏溪俊先生，61歲**
**執行董事**

顏先生於一九八九年獲委任為本公司之執行董事，亦為Hong Leong International (Hong Kong) Limited之董事總經理。除擔任本公司執行董事一職外，顏先生亦於本集團其他成員公司擔任若干董事職務。彼為於紐約上市之China Yuchai International Limited之董事。彼

亦為於香港上市之安全貨倉有限公司之獨立非執行董事兼審核委員會主席。顏先生於二零零七年九月獲委任為於新加坡上市之HLG Enterprise Limited之主席。彼於銀行、房地產投資及發展各方面累積逾33年經驗。彼曾主管台北凱悦大飯店之發展工作及豐隆集團屬下公司之其他國際項目。顏先生擁有馬來亞大學之文學士榮譽學位，主修經濟學。除上述披露者外，顏先生於過去三年並無於公眾上市公司擔任任何其他董事職務。

顏先生為郭令明先生及郭令裕先生之姻親、郭令栢先生之姻親及楊為榮先生之姨丈。彼等均為本公司董事。此外，顏先生亦為Kwek Leng Kee先生之姻親，彼為城市發展有限公司之股東及eMpire Investments Limited之董事，彼等均為本公司主要股東。除上述披露者外，顏先生與本公司任何董事、高級管理層或主要或控股股東並無任何其他關係。於最後實際可行日期，顏先生於1,041,100股股份中擁有個人權益(具有證券及期貨條例第XV部所賦予之涵義)。

本公司與顏先生並無訂立任何服務協議，且顏先生於本公司並無固定服務年期，惟須根據本公司章程細則輪值告退及膺選連任。顏先生之酬金將由薪酬委員會經參考其於本公司之職責及責任、本公司表現及現行市況後釐定。截至二零零七年十二月三十一日止年度，顏先生已收取之董事袍金為200,000港元，乃參考彼於本公司之職責及責任及當時市況釐定。除上述披露者外，顏先生於截至二零零七年十二月三十一日止年度並無從本公司收取任何其他酬金。

**葉偉霖先生**，52歲
**執行董事**

葉先生於一九九八年十二月獲委任為本公司之執行董事。除擔任本公司執行董事一職外，葉先生亦於本集團其他成員公司擔任若干董事職務。葉先生曾擔任本公司總經理(財務及行政)。彼曾任職多間銀行之庫務部，累積逾10年經驗。葉先生於一九九零年四月加入本集團之前，是新加坡一間銀行之地區司庫。除擔任本公司執行董事一職外，葉先生於過去三年並無於公眾上市公司擔任任何其他董事職務。

葉先生為本公司主要股東eMpire Investments Limited之董事。除上述披露者外，葉先生與本公司任何董事、高級管理層或主要或控股股東並無任何其他關係。於最後實際可行日期，葉先生於520,550股股份中擁有個人權益(具有證券及期貨條例第XV部所賦予之涵義)。

本公司與葉先生並無訂立任何服務協議，且葉先生於本公司並無固定服務年期，惟須根據本公司章程細則輪值告退及膺選連任。葉先生之酬金將由薪酬委員會經參考其於本公

司之職責及責任、本公司表現及現行市況後釐定。截至二零零七年十二月三十一日止年度，葉先生已收取之董事袍金及薪金、津貼及實物利益分別為100,000港元及113,000港元，乃參考彼於本公司之職責及責任及當時市況釐定。除上述披露者外，葉先生於截至二零零七年十二月三十一日止年度並無從本公司收取任何其他酬金。

董事會確認，除上文所披露者外，概無有關郭令明先生、郭令栢先生、顏溪俊先生或葉偉霖先生任何一人之其他資料須根據上市規則第13.51(2)條(h)至(v)段之任何規定作出披露。此外，概無其他事宜需提呈股東注意。

City e-Solutions Limited
(於開曼群島註冊成立之有限公司)
(股份代號：557)

# 股東週年大會通告

**茲通知**本公司謹定於二零零八年四月十八日(星期五)上午十時正在香港灣仔港灣道23號鷹君中心28樓2803室召開第十九屆股東週年大會，以便處理下列事項：

**作為普通事項**

1. 省覽及審議截至二零零七年十二月三十一日止年度本公司及其附屬公司之經審核綜合財務報表及董事會報告與核數師報告。

2. 宣派末期股息。

3. 重選下列本公司退任董事，特定任期為三年及釐定董事酬金：

   (a) 重選郭令明先生為執行董事；

   (b) 重選郭令栢先生為執行董事；

   (c) 重選顏溪俊先生為執行董事；及

   (d) 重選葉偉霖先生為執行董事。

4. 委任下年度之核數師及授權董事釐定其酬金。

**作為特別事項**

審議及酌情通過(無論有否修訂)下列決議案為本公司之普通決議案：

5. 「**動議**：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事(「董事」)於有關期間(定義見下文)內行使本公司一切權力以配發、發行及處理本公司股本中之額外股份，以及作出或授予可能需行使該等權力之建議、協議及購股權；

(b) 上文(a)段之批准授權董事於有關期間內作出或授予於有關期間結束後配發股份所需要或可能需要之建議、協議或購股權；

(c) 董事根據上文第(a)段之批准配發或同意有條件或無條件配發(不論根據購股權與否)之股本總面值(不包括因配售新股(定義見下文)或因本公司購股權計劃下之購股權獲行使而發行之股份或根據本公司之章程細則配發以代替全部或部份股息之任何股份)不得超過於本決議案獲通過當日本公司已發行股本總面值之20%，而上文之批准亦以此為限；及

(d) 就本決議案而言：

「有關期間」指由本決議案獲通過之日至下列三項中之較早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照本公司之章程細則或開曼群島任何適用法例規定須舉行下屆股東週年大會之期限屆滿時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案時。

「配售新股」乃指在董事指定之期間內，向於指定記錄日期名列本公司股東名冊之股份持有人，按彼等當時之持股比例，提呈發售股份(惟董事可就零碎股權或香港

以外任何地區之法例中之法律或實際問題或任何認可監管機關或任何證券交易所之規定後，作出其認為必要或權宜之豁免或其他安排）。」

6. 「**動議**：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事於有關期間（定義見下文）內行使本公司一切權力，依據及按照所有適用法例及香港聯合交易所有限公司證券上市規則一切適用法律及規定購回本身股份；

(b) 本公司根據上文第(a)段之批准於有關期間內可能購回之股本總面值不得超過本決議案獲通過當日本公司已發行股本總面值之10%，而上文之批准亦以此為限；及

(c) 就本決議案而言：

「有關期間」指由本決案獲通過當日至下列三項中之較早日期之期間；

(i) 本公司下屆股東週年大會結束時；

(ii) 依照本公司之章程細則或開曼群島任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案時。」

7. 「**動議**待召開大會通告之第5及第6項決議案獲通過後，將根據召開大會通告之第6項決議案所述授予本公司董事（「董事」）授權將由本公司購回之股份總面值，加入董事根據召開大會通告之第5項決議案可配發或同意配發之股本總面值上。」

承董事會命
主席兼董事總經理
**郭令明**

香港，二零零八年三月二十六日

總辦事處：
香港
灣仔
港灣道23號
鷹君中心
28樓2803室

註冊辦事處：
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

附註：

(1) 本公司定於二零零八年四月十六日至二零零八年四月十八日(包括首尾兩天)，暫停辦理本公司股份過戶登記手續。如欲享有末期股息，則須於二零零八年四月十五日下午四時正前將所有股份過戶文件連同有關股票，送達本公司之股份登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712至1716室。而待獲股東於股東週年大會上批准後，末期股息將於二零零八年五月十六日或之前派發。

(2) 凡有權出席大會及投票之任何本公司股東，均有權委任一位或超過一位代表代其出席，並代其投票。受委代表毋須為本公司股東。

(3) 倘若委任人為一公司，則代表委任表格必須蓋上公司印鑑或經由公司負責人或獲正式授權之人士代該公司親筆簽署。

(4) 倘為本公司任何股份之聯名持有人，任何一位該等聯名持有人均可就該股份親自或委派受委代表於大會上投票，猶如其為唯一有權投票者；惟如有一位以上之聯名持有人親自或委派代表出席大會，則唯獨本公司股東名冊內就該股份排名最前之出席者，方有權就有關股份投票。

(5) 代表委任表格連同經簽署之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會(或其任何續會)指定舉行時間48小時前交回本公司之總辦事處，地址為香港灣仔港灣道23號鷹君中心28樓2803室，方為有效。股東填妥及交回代表委任表格後，屆時仍可親身出席大會及於會上投票，在該情況下，受委代表之委任文據將被視為撤銷論。

END